Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-209606

PROSPECTUS SUPPLEMENT
(To Base Shelf Prospectus dated March 1, 2016)

CARDIOME PHARMA CORP.

10,000,000 Common Shares

We are offering (the “Offering”) 10,000,000 Common Shares (the “Common Shares”) of Cardiome Pharma Corp. (“Cardiome” or the “Corporation”).

Our Common Shares are listed on the Nasdaq Stock Market (“NASDAQ”) under the symbol “CRME” and are listed on the Toronto Stock Exchange (“TSX”) under the symbol “COM”. On July 25, 2016, the last trading day before filing of this prospectus supplement, the closing price per share of our Common Shares was US$5.30 on the NASDAQ and C$7.02 on the TSX.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this prospectus supplement and the accompanying short form base shelf prospectus.

Price: US$3.00 per Offered Share

	Price to Public	Underwriting Commission(1)	Net Proceeds(2)
Per Offered Share	US$3.00	US$0.18	US$2.82
Total	US$30,000,000	US$1,800,000	US$28,200,000

(1)	We have agreed to reimburse the Underwriters (as defined below) for certain expenses. See “Plan of Distribution.”
(2)	After deducting the commission to be paid to the Underwriters (the “Underwriting Commission”), but before deducting the Corporation’s expenses of the Offering, which are estimated at US$600,000 and will be paid by the Corporation from the general funds of the Corporation.

We have granted the Underwriters an option (the “Over-Allotment Option”) for a period of 30 days after the date of the underwriting agreement relating to the Offering to be entered into between the Corporation and the Underwriters (the “Underwriting Agreement”) to purchase up to 1,500,000 additional Common Shares (the “Over-Allotment Shares” and, together with the Common Shares, the “Offered Shares”).

The Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may subject you to tax consequences both in Canada and the United States. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, most of our officers and directors and the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are Canadian residents and a substantial portion of our assets and the assets of those officers, directors and experts are located outside the United States.

Leerink Partners LLC (“Leerink”), Canaccord Genuity Inc., H.C. Wainwright & Co., LLC and Cormark Securities (USA) Limited (collectively with Leerink, the “Underwriters”) are acting as underwriters in respect of the Offering in the United States pursuant to the Underwriting Agreement. No Underwriter is registered as a dealer in any Canadian jurisdiction and accordingly, the Underwriters will only sell the Offered Shares in the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the securities offered herein or determined if this prospectus supplement or the accompanying short form base shelf prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Offered Shares to purchasers on July 29, 2016.

Sole Book-Running Manager

Leerink Partners

Co-Managers

Canaccord Genuity          H.C. Wainwright & Co.            Cormark Securities

The date of this prospectus supplement is July 26, 2016

Prospectus Supplement

Short Form Base Shelf Prospectus dated March 1, 2016

S-i

S-ii

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding Cardiome contained in the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the accompanying short form base shelf prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the Offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying short form base shelf prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying short form base shelf prospectus together with the additional information about us to which we refer you in the section of this prospectus supplement entitled “Documents Incorporated by Reference” and “Where You Can Find Additional Information”.

You should rely only on information contained in this prospectus supplement, the accompanying short form base shelf prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying short form base shelf prospectus. If information in this prospectus supplement is inconsistent with the accompanying short form base shelf prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the Offered Shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying short form base shelf prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying short form base shelf prospectus and you should not assume otherwise.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying short form base shelf prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. The shelf registration statement was declared effective by the SEC on March 2, 2016. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Market data and certain industry forecasts used in this prospectus supplement or in the accompanying short form base shelf prospectus and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus supplement unless the context requires otherwise, “Cardiome”, the “Corporation”, “we”, “us” and “our” or similar terms refer to Cardiome Pharma Corp. and its subsidiaries through which it operates. Capitalized terms used but not defined herein have the meanings given to those terms in the accompanying short form base shelf prospectus.

The name Cardiome is our trademark. Other trademarks, product names and company names appearing in this prospectus supplement and the accompanying short form base shelf prospectus and documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus are the property of their respective owners.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference”.

PRESENTATION OF FINANCIAL INFORMATION

Effective January 1, 2010, we adopted United States generally accepted accounting principles (“U.S. GAAP”) as the reporting standard for our consolidated financial statements and changed our reporting currency from Canadian dollars to U.S. dollars. Accordingly, the presentation of financial statements and information may vary in a material way from financial statements and information prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial statements and information included and incorporated herein by reference have been prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in U.S. dollars. All references to “$” or “US$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. This prospectus supplement and the documents incorporated by reference herein contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of each period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31,
	2015	2014	2013
	US$	US$	US$
Closing	0.7225	0.8620	0.9402
High	0.8527	0.9422	1.0164
Low	0.7148	0.8589	0.9348
Average	0.7820	0.9054	0.9710

	Six Months Ended June 30,
	2016	2015	2014
	US$	US$	US$
Closing	0.7744	0.8089	0.9393
High	0.7977	0.8511	0.9399
Low	0.6869	0.7819	0.8893
Average	0.7521	0.8096	0.9117

On July 25, 2016, the noon exchange rate as quoted by the Bank of Canada was US$1.00 = C$1.3225.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation (collectively, “forward-looking statements”), including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate. Forward-looking statements in this prospectus supplement, the accompanying short form base shelf prospectus and the documents incorporated by reference herein include but are not limited to statements relating to:

•	our intention to expand the indications for which we may market AGGRASTAT®;
•	our intention to obtain suitable pricing and achieve successful reimbursement for dalbavancin;
•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, Europe and other countries;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to integrate Correvio LLC (“Correvio”) into our existing business and realize the anticipated benefits of the acquisition;
•	clinical development of our product candidates, including the results of current and future clinical trials;
•	our ability to enroll patients in our clinical trials;
•	the benefits and risks of our product candidates as compared to others;
•	our maintenance and establishment of intellectual property rights in our product candidates;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our product candidates;
•	our selection and licensing of product candidates;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
•	our creation, maintenance and expansion of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	our creation and maintenance of an effective logistics infrastructure for supply and delivery of our approved products;
•	the rate and degree of market acceptance of our products;
•	the pricing of our products;
•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that are or may become available;
•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our product candidates;
•	our ability to maintain or reduce third-party manufacturing costs;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	our intention to continue directing a significant portion of our resources into international sales expansion;
•	our ability to get our products approved for use in hospitals;
•	government legislation in all countries in which we already, or hope to, sell our products, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements;
•	our compliance with export controls, trade restrictions, and economic sanctions imposed by governments around the world with jurisdiction over our operations; and
•	the Offering, including expected closing date of the Offering, the estimated net proceeds from the Offering and our intended use of the net proceeds from the Offering.

Such forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that we will be able to reach agreements with regulatory agencies on executable development programs, the assumption that recruitment to clinical trials will continue at rates similar to our completed trials, the assumption that the regulatory requirements, including patient exposure, for approval of marketing authorization applications/new drug approvals will be maintained, the assumption that genericisation of markets for AGGRASTAT® will proceed according to estimates, the assumption that market uptake of XYDALBATM will be consistent with our forecasts, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationships with our suppliers and service providers will be maintained, the assumptions relating to the availability of capital on terms that are favourable to us and the assumptions relating to the feasibility of future clinical trials.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these forward-looking statements, prospective purchasers should specifically consider various factors, including the risks outlined under the section “Risk Factors” beginning on page S-17 of this prospectus supplement, page 13 of the accompanying short form base shelf prospectus and in the documents incorporated by reference herein. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties related to the fact that:

•	we will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding;
•	we have a history of significant losses and a significant accumulated deficit;

•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;
•	we may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management;
•	we have a senior, secured loan facility with certain CRG-managed funds (“CRG”) pursuant to the Term Loan Agreement (as defined below) and if we are unable to make our regularly scheduled payments or comply with restrictive covenants therein, we could be in breach of the facility;
•	we are dependent on two products for substantially all of our current revenues;
•	we are exposed to generic product risk which may result in a decline in sales of AGGRASTAT®;
•	we are exposed to pricing/reimbursement risk and competitive risk in launching a new acute bacterial skin and skin structure infection (“ABSSSI”) treatment in markets where such treatments already exist;
•	we have substantial competition in the life sciences industry and with respect to our products;
•	we are subject to the risks associated with product liability claims, insurance and recalls;
•	we rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability;
•	we rely on our supply chain and the supply chain of third parties to provide our products, and supply chains may fail due to inadequacies in their systems and processes, in execution and for unforeseen reasons;
•	we rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance, medical information and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure;
•	we rely on third party distributors in many markets to sell our products and such third parties may fail to meet their obligations;
•	government legislation could adversely impact our ability to obtain product reimbursement and economically price our products and may be difficult to interpret or comply with, resulting in additional costs to conduct our business in certain countries;
•	compulsory licensing and/or generic competition may affect our business in certain countries;
•	if we are not able to convince public payors and hospitals to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected;
•	our hospital customers may be late in their payments and in some cases may not pay monies owed;
•	our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means;
•	we rely on proprietary technology, the protection of which can be unpredictable and costly;
•	there may be an unauthorized disclosure of a significant amount of confidential information under our control;
•	clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain;

•	the results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or in the commercial setting;
•	our industry is subject to health and safety risks;
•	our approved products may not achieve or maintain expected levels of market acceptance;
•	we are dependent upon our key personnel to achieve our business objectives;
•	we are exposed to concentration of credit risk relating to major distribution relationships and customers in certain geographic regions;
•	our policies and estimates regarding returns, allowances and chargebacks may reduce revenue in future periods;
•	our inventory has a limited shelf life and may require write-downs;
•	we are exposed to risks relating to the write-down of intangible assets, which comprises a significant portion of our total assets;
•	we may face exposure to adverse movements in foreign currency exchange rates;
•	if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with the United States securities laws applicable to United States domestic issuers;
•	we are subject to risks inherent in foreign operations;
•	the results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business;
•	there are uncertainties with respect to the data protection laws in Europe;
•	failure to comply with the United States Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada) (the “CFPOA”) could subject us to penalties and other adverse consequences;
•	legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations;
•	our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products;
•	any of our product candidates that receive regulatory approval could be subject to health care regulatory laws and extensive post-market obligations that can affect sales, marketing and profitability;
•	obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries; and
•	our business depends heavily on the use of information technologies.

Other factors are described in detail in the accompanying short form base shelf prospectus and our filings with the SEC (available through the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at http://www.sec.gov) and the Canadian securities regulatory authorities (available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com).

Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus supplement, the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, as applicable, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us, this Offering and information appearing elsewhere in this prospectus supplement, in the accompanying short form base shelf prospectus and in the documents incorporated by reference herein and therein. This summary is not complete and does not contain all the information you should consider before investing in the Offered Shares pursuant to this prospectus supplement and the accompanying short form base shelf prospectus. Before making an investment decision, to fully understand this Offering and its consequences to you, you should carefully read this entire prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, including the information under the heading “Risk Factors” in this prospectus supplement and included under the heading “Risk Factors” beginning on page 13 of the accompanying short form base shelf prospectus and the risk factors discussed or referred to in our Annual Information Form which is incorporated by reference into this prospectus supplement.

Overview

Name, Address and Incorporation

We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act (“CBCA”) and effected a four-to-one share consolidation. On March 1, 2009, we amalgamated with Cardiome Research and Development (Barbados), Inc. (previously our wholly-owned subsidiary). On March 20, 2009, we registered under the Business Corporations Act (British Columbia) as an extra-provincial company. On April 9, 2013, we effected a five-to-one share consolidation of our Common Shares and began trading on a post-consolidation basis on April 12, 2013. Our Common Shares trade on the TSX under the symbol “COM” and on the NASDAQ under the symbol “CRME”.

Our head office is located at 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7. Our registered office is located at 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Intercorporate Relationships

The following table lists the principal subsidiaries of Cardiome and their jurisdictions of incorporation or organization. All such entities are 100% owned, directly or indirectly, by Cardiome:

Subsidiary Name	Jurisdiction of Incorporation or Organization
Cardiome International AG	Switzerland
Cardiome UK Limited	United Kingdom
Correvio LLC	Delaware, U.S.A.
Correvio International Sarl	Switzerland
Correvio (UK) Ltd.	United Kingdom

Summary Description of Business

We are a specialty pharmaceutical company with a focus on acute care, in-hospital drug products that will improve the quality of life and health of patients around the world. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have five products that comprise our acute care hospital footprint: AGGRASTAT® and EXEMBOL®, which are in-hospital cardiology products; XYDALBATM, which is an emergency response product; and BRINAVESSTM and ESMOCARD®, which fall within both spheres of cardiology and emergency response. BRINAVESSTM and AGGRASTAT® are commercially available in markets outside of the United States. We have commercialization rights to ESMOCARD® and ESMOCARD LYO® in certain European countries, and commercialization rights to TREVYENT®, a pre-registration drug/device combination product for the treatment of pulmonary arterial hypertension (“PAH”), in certain regions outside the United States. We have also licensed dalbavancin (brand name DALVANCE® in the United States and Canada and XYDALBATM in the rest of the world), a treatment for ABSSSIs, in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, The Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East.

We have a direct sales force in the United Kingdom, France, Germany, Italy, Spain, Belgium, The Netherlands, Luxembourg, Denmark, Ireland, Finland, Norway and Sweden, with 28 key account managers focused on growing the market penetration of our in-hospital acute care products. In addition, we have an extensive distribution network covering over 50 additional countries, including China and countries throughout Eastern Europe and the Middle East. We also intend to expand our direct sales efforts into Canada in 2017.

Description of Our Products

BRINAVESSTM (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESSTM is mentioned as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in acute coronary syndrome patients. AGGRASTAT® has been approved in numerous countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio, a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Both BRINAVESSTM and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network.

ESMOCARD® (esmolol hydrochloride) is available in two presentations including a 10mg/ml solution for injection (branded as ESMOCARD®) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO®). ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial fibrillation or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node — the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised. Data from the Marshfield Epidemiologic Study Area (Wisconsin, U.S.) suggested that the incidence of paroxysmal supraventricular tachycardia is 35 per 100,000 person years and the estimated prevalence is 2.25 per 1000 (Orejarena LA, JACC 1998). In the European Union, the prevalence of atrial fibrillation in adults >55 years of age was estimated to be 8.8 million in 2010 and was projected to rise to 17.9 million by 2060 (Krijthe BP, EHJ 2013).

EXEMBOL® (argatroban monohydrate) is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. We are under a co-promotion agreement with Mitsubishi Tanabe Pharma Europe Ltd. to co-promote EXEMBOL® in the United Kingdom.

TREVYENT® (treprostinil sodium) is a development stage drug product that combines PatchPump, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

Pursuant to the exclusive license and supply agreement (the “Trevyent License Agreement”) with SteadyMed Ltd. (“SteadyMed”), SteadyMed granted us an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of PAH in such regions. Under the Trevyent License Agreement, SteadyMed will receive US$12.25 million in connection with regulatory and sales milestones, including an upfront payment of US$3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

Dalbavancin is an intravenous antibiotic centrally approved in the European Union in February 2015 for the treatment of adult patients with ABSSSIs.

Pursuant to the exclusive license agreement (the “Dalbavancin License Agreement”) with Allergan plc (“Allergan”), we will participate in the launch, growth and expansion of dalbavancin (branded DALVANCE® in the United States and Canada and XYDALBATM in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, The Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. We will provide Allergan with an upfront payment totaling US$13.0 million and will provide Allergan additional milestone payments of US$28.5 million and royalties based upon its commercial sales of dalbavancin. To date, US$5.0 million of the US$13.0 million upfront payment has been paid.

Our Strategy

Our core strategy is to create a hospital-based, profitable and sustainable pharmaceutical company through the acquisition, development and commercialization of innovative, acute-care products that we believe will help patients, health care providers, and healthcare systems provide safer, more efficacious and cost effective treatments for serious illnesses. Key elements of our strategy include:

•	Expanding our product offering and product pipeline through in-licensing and/or acquisitions. We continuously evaluate in-licensing and acquisition opportunities that complement our product and operational capabilities, with a focus on proprietary products near or at launch stages of development. Accordingly, we strive to participate in the launch, growth and expansion phases of our product lifecycles. At any given time, we may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting due diligence with respect to potential opportunities.
•	Successfully commercializing BRINAVESSTM in currently approved countries. We intend to continue to sell BRINAVESSTM in countries where it is presently approved, marketed and reimbursed. Initially, we intend to focus our sales efforts on promoting BRINAVESSTM product sales in Europe via a fully dedicated direct sales force in Europe. We also intend to seek reimbursement in countries where the product has regulatory approval but has not launched (namely France and Italy) in order to broaden the commercial opportunities for BRINAVESSTM.
•	Continuing to support the worldwide marketing of AGGRASTAT®. We intend to continue to sell AGGRASTAT® in countries where it is presently approved, marketed and reimbursed for as long as these markets are economically viable. Further, we are seeking to expand the indications for which we may market AGGRASTAT® through extension of the indication statement for AGGRASTAT® to include “the reduction of major cardiovascular events in patients with acute myocardial infarction (ST-elevated myocardial infarction) intended for primary percutaneous coronary intervention.” AGGRASTAT® has already been granted this expanded label in some countries.

•	Build Product Offerings in Canada. We intend to expand our direct sales effort into Canada in 2017. The Canadian pharmaceutical market is attractive to us, given the country’s high quality of living standards, population of approximately 36 million, and favourable pricing environment with respect to pharmaceuticals. In addition, as at December 31, 2015, we have approximately $250 million in Canadian tax losses. These are comprised of approximately $176 million in Canadian non-capital losses carried forward and $73 million in Canadian Investment Tax Credits. Such Canadian tax losses represent a portion of our total of over $300 million in tax losses across multiple jurisdictions worldwide. We intend to continue to sell AGGRASTAT® in Canada and to extend the indication to better align AGGRASTAT®’s Canadian label with its label in Europe, and to more accurately reflect the most recent evidence and actual clinical use, while making the drug more competitive. Further, we intend to build on our Canadian presence through seeking approval for the BRINAVESSTM New Drug Submission (“NDS”) currently under review by Health Canada and advancing NDSs for TREVYENT® and DALVANCE®.
•	Launch XYDALBATM in licensed European countries. XYDALBATM obtained centralized approval in Europe in February 2015. We intend to launch XYDALBATM in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, The Netherlands, Luxembourg and Ireland once we have received the necessary pricing and reimbursement approvals. Our resources are currently focused on seeking these approvals, and we intend to launch XYDALBATM in 2017.
•	Obtain Approval to Commercialize XYDALBATM/DALVANCE® in Switzerland, Canada and the Middle East. We licensed the commercialization rights to XYDALBATM/DALVANCETM in Switzerland and Canada and will be providing support to Allergan as it seeks regulatory approvals in these countries. We also anticipate pursuing the regulatory approvals required to launch the product in the Middle East.
•	Launch ESMOCARD® in Italy, France, Spain and Belgium. We have licensed commercial rights for Italy, France, Spain and Belgium from AOP Orphan Pharmaceuticals AG. ESMOCARD® is approved in France, Italy and Belgium but is not listed on formularies. Our resources are currently focused on launching ESMOCARD® in 2016. We anticipate commercializing ESMOCARD® using our existing infrastructure.
•	Obtain Approval to Commercialize TREVYENT® in Europe, Canada and the Middle East. We licensed TREVYENT® from SteadyMed and anticipate pursuing the regulatory approvals required to launch the product in Europe, Canada and the Middle East, following SteadyMed’s submission of the New Drug Application in the United States. We anticipate filing a marketing authorization application to the European Medicines Agency (the “EMA”) requesting regulatory approval in 2017, and intend to commence launching TREVYENT® in 2018.
•	Successfully obtaining approval for vernakalant worldwide. We intend to seek the approval of the U.S. Food and Drug Administration (the “FDA”) to restart the development program for vernakalant (IV) in the United States (which is currently on clinical hold) and to continue to advance the approval and development of vernakalant (IV) elsewhere, and vernakalant (oral) worldwide. We intend to pursue a regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of acute and more chronic forms of atrial fibrillation.
•	Leveraging external resources. We focus our internal resources on those activities that we believe add or create the most value. We maintain a core team of professionals, consultants and staff with the necessary skill base for our operations, and contract out the specialized work required, such as pharmacovigilance, regulatory, medical information systems, commercial manufacturing and distribution to external organizations.

Our strategy is driven in part by our expectation that the global market for in-hospital, acute-care pharmaceutical products, excluding the United States market (the “ROW Market”), is greater than the United States market in the aggregate. However, the ROW Market has significant barriers to entry, including but not limited to:

•	challenges to support infrastructure and costs with single product sales;
•	in-hospital sales being primarily business-to-business sales (which, as a result, provide an advantage to those companies with multiple product lines);
•	the often slow uptake and conversion of new therapies due to various factors such as reluctance on pricing, unwillingness of consumers to pay for “expensive” therapies, and pharmaco-economics; and
•	the long and uncertain time to reach “break-even” sales volumes on new product lines.

RECENT DEVELOPMENTS

Term Loan Agreement with CRG

On June 13, 2016, we entered into a term loan agreement (the “Term Loan Agreement”) with CRG. The Term Loan Agreement provides us with up to $30 million of available borrowing capacity under a senior, secured loan facility. Under the terms of the Term Loan Agreement, CRG has already provided us with $20 million, a portion of which was used to repay our existing loan facility with Midcap Financial, LLC, and the remainder of which will be used for general working capital purposes. Up to $10 million of additional funding will be available to us in two tranches, through June 2017, subject to the satisfaction of certain conditions. The Term Loan Agreement bears interest at 14% per annum.

Dalbavancin License Agreement

On May 5, 2016, we signed the Dalbavancin License Agreement, which will result in us participating in the launch, growth and expansion of dalbavancin (branded DALVANCE® in the United States and Canada and XYDALBATM in the rest of the world) in up to 20 countries, including the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, The Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. We will provide Allergan with an upfront payment totalling US$13.0 million and will provide additional milestone payments of US$28.5 million (of which US$6.0 million is related to pricing and launches, and US$22.5 million is tied to achieving annual sales targets) and royalties based upon its commercial sales of dalbavancin. To date, US$5.0 million of the US$13.0 million upfront payment has been paid.

We believe that dalbavancin is an excellent fit with our in-hospital, acute-care-focused product portfolio, and that the transaction with Allergan supports our thesis that global pharmaceutical companies are divesting high-quality assets in the ROW Market, and that purchase prices of such high-quality assets are significantly lower in markets outside of the United States. We also believe that the transaction with Allergan demonstrates that our goal of building a growth-based ROW Market-focused pharmaceutical company is achievable.

Amended and Restated Sales Agreement with FBR Capital Markets and MLV

As a result of the acquisition by FBR Capital Markets & Co. (“FBR”) of MLV & Co. LLC (“MLV”), on March 7, 2016 we entered into an Amended and Restated At Market Issuance Sales Agreement with FBR and MLV (the “Sales Agreement”), which amends and restates the At Market Issuance Sales Agreement dated February 18, 2014 with MLV. The Sales Agreement provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to sell, through “at-the-market” offerings with FBR and MLV as agents, such Common Shares as would have an aggregate offer price of up to US$30,000,000 at our discretion.

Purchase Agreement with Lincoln Park

On January 12, 2016, we entered into a purchase agreement (the “Lincoln Park Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to sell to Lincoln Park up to US$20,000,000 worth of our Common Shares at our discretion. As consideration for entering into the Lincoln Park Purchase Agreement, we issued 48,856 Common Shares as a commitment fee to Lincoln Park on January 12, 2016.

Centralized Review of TREVYENT® by the EMA

On January 6, 2016, we announced that the EMA has approved our request to review TREVYENT® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries as well as three European Economic Area countries (Norway, Liechtenstein and Iceland).

Commercialization Agreement with Chong Kun Dang

On January 5, 2016, we announced that we had entered into an agreement with Chong Kun Dang Pharmaceuticals to commercialize BRINAVESSTM in South Korea. Financial terms of the agreement include upfront and milestone payments. The financial terms of the agreement were not disclosed.

THE OFFERING

Issuer
Cardiome Pharma Corp.
Securities Offered
10,000,000 Common Shares at a price of US$3.00 per Common Share.
Underwriters
Leerink Partners LLC, Canaccord Genuity Inc., H.C. Wainwright & Co., LLC and Cormark Securities (USA) Limited
Over-Allotment Option
We have granted the Underwriters an Over-Allotment Option, exercisable in whole or in part within 30 days from the date of closing of this Offering, to purchase up to an additional 1,500,000 Common Shares, to be issued and sold by us from treasury, at the same price as set forth above. See “Plan of Distribution”.
Use of Proceeds
We estimate that the net proceeds from the Offering will be approximately US$27,600,000 after deducting the Underwriting Commission and our estimated fees and expenses. If the Underwriters’ Over-Allotment Option is exercised in full, the net proceeds will be approximately US$31,830,000 after deducting the Underwriting Commission and our estimated fees and expenses. The expenses of the Offering will be paid from our general funds. The net proceeds of the Offering represent the total funds available to us from the Offering.
We currently intend to use the net proceeds from the Offering (including any net proceeds received in connection with the Over-Allotment Option) for the in-licensing of dalbavancin, with an estimated cost of approximately US$19.0 million. Of the US$19.0 million, US$13.0 million will be used for the upfront licensing fee payable to Allergan pursuant to the Dalbavancin License Agreement, of which US$5.0 million has been paid to date. The remaining US$8.0 million will be payable in September 2016. In addition, we intend to use US$6.0 million for milestone payments related to pricing reimbursements and launches, expected to be payable in 2017. Any remaining net proceeds from the Offering will be used for general corporate purposes. See “Use of Proceeds”.
Listing of Securities Offered
Our Common Shares are listed for trading on the NASDAQ under the symbol “CRME” and on the TSX under the symbol “COM”. We have applied to list the Offered Shares on the TSX and have notified the NASDAQ of the Offering. Listing on the TSX will be subject to us fulfilling all of the listing requirements of the TSX.
U.S. and Canadian Income Tax Considerations
Purchasing the Offered Shares may have tax consequences in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion contained herein under the heading “Certain Canadian and United States Income Tax Considerations” and the tax discussion contained in the accompanying short form base shelf prospectus under the heading “Certain Income Tax Considerations”, and consult with their tax adviser.
Risk Factors
This investment involves a high degree of risk. See “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus and the risk factors discussed or referred to in our Annual Information Form, which is incorporated by reference into this prospectus supplement for a discussion of factors that you should consider before investing in the Offered Shares.
Dividend Policy
We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in the Offered Shares will likely depend upon any future appreciation in value, if any, of our Common Shares and our shareholders’ ability to sell our Common Shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.
In addition, pursuant to the Term Loan Agreement, we are prohibited from paying any dividends on our Common Shares except that: (a) we may purchase, redeem or acquire our shares with proceeds from a concurrent issue of new shares; and (b) each “Obligor” under the Term Loan Agreement (as such term is defined in the Term Loan Agreement) is permitted to pay dividends to other “Obligors” under the Term Loan Agreement.

RISK FACTORS

Investing in our Common Shares involves a high degree of risk. In addition to the other information contained in this prospectus supplement and the documents incorporated for reference, you should carefully consider the risks described below together with other risks described under the “Risk Factors” section of the accompanying short form base shelf prospectus before purchasing the Offered Shares. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of our securities, including the Offered Shares, could decline, and you might lose all or part of your investment. The risks set out below and incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus, including our consolidated financial statements and related notes.

Risks Relating to Our Business Operations

We will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require significant additional capital resources to expand our business, in particular the further development of our product candidates, vernakalant (IV) in the United States (and elsewhere) and vernakalant (oral) worldwide. Advancing our product candidates, market expansion of our currently marketed products or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience more generic competition for AGGRASTAT® from other life sciences companies or in more markets than anticipated;
•	we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals or commercializing BRINAVESSTM, ESMOCARD® and dalbavancin in the various markets where we hope to sell our products;
•	we experience unexpected or increased manufacturing or other supply chain costs;
•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;
•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;
•	we are required to perform additional pre-clinical studies and clinical trials;
•	we consummate suitable business development opportunities;
•	we elect to develop, acquire or license new technologies, products or businesses; or
•	we are required to conduct pharmacoeconomic studies for reimbursement.

We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ours, are unfavourable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our Common Shares or financial instruments that are exchangeable for, or convertible into, our Common Shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay our business expansion or our development programs, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

We have a history of significant losses and a significant accumulated deficit.

Although we have been involved in the life sciences industry since 1992, we had, prior to the launch of BRINAVESSTM and the acquisition of AGGRASTAT®, only been engaged in research and development. Before Merck obtained marketing approval for BRINAVESSTM in the European Union, Iceland and Norway in September 2010, and launched BRINAVESSTM in a number of European countries in 2010, none of our product candidates had been approved for marketing or commercialized. Accordingly, we have only recently begun to generate revenue from product sales and have incurred significant operating losses. Net losses for the years ended December 31, 2015 and 2014 were approximately $24.5 million and $18.2 million, respectively. At December 31, 2015, our accumulated deficit was $343.4 million. Our losses in 2015 resulted primarily from selling, general and administrative expenses associated with sales and marketing costs required to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT® and the payment to SteadyMed for the Trevyent License Agreement. We cannot assure you that we will generate sufficient revenues in the future or achieve profitable operations.

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

We had negative operating cash flow for the financial years ended December 31, 2015 and December 31, 2014. We anticipate that we will continue to have negative cash flow unless our product sales are able to generate a positive cash flow. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to us.

We may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management.

On November 18, 2013, we completed the acquisition of Correvio and its pharmaceutical product AGGRASTAT® in order to obtain the ability to market and sell AGGRASTAT® outside of the United States, as well as the business infrastructure provided by Correvio. We may not be able to fully realize the anticipated future benefits and synergies of the acquisition on a timely basis or at all. The acquisition involved challenges and risks, including risks that the transaction does not advance our business strategy or that we will not realize a satisfactory return. In addition, the seller’s indemnification of us for misrepresentations, breaches of covenants or certain tax matters is capped at the actual consideration paid by us (or $1 million in some cases). The potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges with respect to intellectual property, product quality, revenue recognition or other accounting practices, taxes, corporate governance and internal controls, regulatory compliance, employee, customer or partner disputes or issues and other legal and financial contingencies could decrease or eliminate the anticipated benefits and synergies of the Correvio acquisition and could negatively affect our future business and financial results.

The overall success of the Correvio acquisition will depend, in part, on our ability to realize the anticipated benefits and synergies from combining and integrating the Correvio business into our existing business including our ability to successfully manage the sales force acquired in the Correvio transaction. Integration of Correvio and AGGRASTAT® requires significant management attention and expansion of our staff in marketing, sales and general and administrative functions. We may have difficulties in the integration of Correvio’s departments, systems, including accounting, human resources and other administrative systems, technologies, books and records, and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by Canadian securities laws and the

Sarbanes-Oxley Act of 2002 and related procedures and policies. If we cannot integrate the acquisition successfully, it could have a material adverse impact on our business, financial condition and results of operations.

As part of our business strategy, we may also continue to acquire additional companies, products or technologies principally related to, or complementary to, our current operations. At any given time, we may be evaluating new acquisitions of companies, products or technologies or may be exploring new licensing opportunities, and may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting due diligence with respect to such opportunities. Any such acquisitions will be accompanied by certain risks including, but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;
•	higher than anticipated acquisition costs and expenses;
•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;
•	disruption of our ongoing business;
•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;
•	diversion of management’s time and attention; and
•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

We have a senior, secured loan facility with CRG pursuant to the Term Loan Agreement and if we are unable to make our regularly scheduled payments or comply with the restrictive covenants therein, we could be in breach of the facility.

Under the Term Loan Agreement, we are required to make regular quarterly payments. In addition, restrictive covenants in the Term Loan Agreement impose financial and other restrictions on us. Under the Term Loan Agreement, we must meet specified financial covenants, including carrying a minimum balance of unrestricted cash and cash equivalents or meeting certain revenue targets. To the extent that we are unable to generate sufficient cash flow to make our regularly scheduled payments or are not in compliance with the restrictive covenants, this could result in a breach of the facility, which could result in the full amount of the facility becoming due and payable and the related security becoming enforceable. Such security includes: Canadian and United States security agreements granting security interests of certain Obligors’ (as such term is defined in the Term Loan Agreement) property or assets, or interest therein; Canadian and United States short-form copyright, patent or trademark security agreements; a composite debenture between Cardiome UK Limited, Correvio UK Limited and CRG Servicing LLC; share charges over shares in Cardiome UK Limited and Correvio UK Limited; security agreements creating a first ranking security interest over certain of the Swiss Guarantors’ (as such term is defined in the Term Loan Agreement) present and future bank account claims, intellectual property rights and royalty claims, and trade, intra-group and insurance receivables; share/quota pledge agreements creating a first ranking security interest over all shares/quota in the capital of each Swiss Guarantor; the German security assignment agreement and the account pledge agreement, each entered into between, among others, Correvio GmbH and CRG Servicing LLC; and the German share pledge agreement entered into between, among others, Correvio International Sarl and CRG Servicing LLC. A breach of the facility could thus have a material adverse effect on our business, financial condition and results of operations.

We are dependent on two products for substantially all of our current revenues.

Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our products decline in the future, or our cost to manufacture, distribute or market our products increase in the future, our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our Common Shares to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our Common Shares could be significant.

We are exposed to generic product risk which may result in a decline in sales of AGGRASTAT®.

AGGRASTAT® is a mature product which faces generic competition and may experience a decline in product sales in several markets. Competition from generic equivalents that would be sold at a price that is less than the price at which we currently sell AGGRASTAT® could have a materially adverse impact on our business, financial condition and operating results. Our efforts to enhance the marketing of AGGRASTAT® through our direct sales force and to expand the indications for which we may market AGGRASTAT® may not be successful in addressing or mitigating the effect of generic competition.

We have substantial competition in the life sciences industry and with respect to our products.

The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the acute-care market and the large unmet medical need for products that treat serious illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. GP IIb/IIIa inhibitors that AGGRASTAT® competes with include ReoPro from Eli Lilly and Company and Johnson & Johnson/Centocor, Inc., Angiomax from The Medicines Company, and Integrilin from Merck. Antiarrhythmics that BRINAVESSTM competes with include generic competitors such as flecainide, propafenone, ibutilide and amiodarone. Products that treat ABSSSIs and compete with XYDALBATM include generic drugs such as vancomycin, clindamycin, and linezolid, and branded products such as Cubicin, Tygacil, Zinforo, Orbactiv and Sivextro, to name a few. For the treatment of PAH, competitors include branded infused prostacyclins such as Remodulin (treprostinil) sold by United Therapeutics, Veletri from Actelion, Flolan by GlaxoSmithKline and generic epoprostenol. United Therapeutics is also partnered with DEKA Research and Development Corp. to develop a pre-filled, semi-disposable pump system for subcutaneous delivery of treprostinil, and Medtronic to develop an implantable pump to deliver intravenous treprostinil using their Synchromed II implantable infusion pump and related infusion system component.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals, distribution and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our product candidates obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel. If we fail to develop new products or enhance our existing products in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

We are subject to the risks associated with product liability claims, insurance and recalls.

Our pharmaceutical products have undergone extensive clinical testing and have been approved by the applicable regulatory authorities prior to sale in the European Union and other countries or regions. Certain aspects of our clinical trials, including the design of the trials, the manufacture and storage of clinical trial material, the enrollment, dosing and follow-up of patients, the recording of trial data and the analysis of results, have been, and may in the future be, sponsored and conducted by third-party academic investigators who have not been under our supervision or control. We therefore may not have independently verified or audited the data or clinical trial sites, and may not do so in the future. Despite all reasonable efforts to ensure safety, it is possible that we, our suppliers or our distribution partners may sell products which are defectively manufactured or labeled, contain defective ingredient components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, harmful side effects, physician experience in prescribing our products, failure to adhere to approved labelling, failure to adhere to good clinical practices, good pharmacovigilance practices and good manufacturing practices, or the non-compliance with clinical protocols by us or our academic investigators, the presence of other harmful conditions in a clinical trial, inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and it may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims as a result of the administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down — notably in the United States and other common law jurisdictions — against pharmaceutical companies based on claims for injuries allegedly caused by the use of their products. The expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our Common Shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts) and obtaining indemnification from partners (subject to the terms of each specific agreement). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available or that our reputation is negatively affected as a result.

We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability.

All of our products are manufactured by third parties. The production of our products also requires raw materials obtained from third parties, and the sources and quantities of such raw materials are limited. Aside from contractual rights and remedies pertaining to our agreements, there can be no assurance that our manufacturers or raw material providers will supply sufficient quantities of our products, the products supplied will meet our quality standards, or that the products supplied will be on commercially acceptable terms. Any delays or deficiencies in the supply of products will affect the marketing and sales of our products and might expose us to financial costs, penalties, lawsuits, product recalls or reputational harm. If we were to seek alternative sources of supply, we may not be able to find alternative supply arrangements with commercially reasonable terms or at all. Also, we have committed under certain licensing and collaboration arrangements to supply third party distributors with product. If we are unable to fulfill such obligations, we may be in breach of the respective arrangements and may face financial penalties, lawsuits or other claims, weakened negotiating position in future third party agreement negotiations or reputational harm.

In addition, our third-party drug, device and chemical manufacturers are subject to various regulatory inspections, including those conducted by the FDA, and European Economic Area (“EEA”) Competent Authorities, to ensure strict compliance with good manufacturing practices and other government mandated quality standards regulations. While we are obligated to audit the performance of our third-party contractors, we do not have complete control over their compliance. We could be adversely impacted if our third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may commence enforcement actions, including public warning letters, costly inspections, fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on our business, financial condition, and results of operations.

Our third parties may also be unable to produce required amounts of chemical, drug, and/or devices at a price that has been agreed upon, or which is commercially viable.

Our third parties may elect to discontinue manufacturing our products. As a result, we may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes us to find alternative third parties may cause an interruption in supplies and we may not be able to fulfill existing or new product orders, which could subject us to contractual claims or adversely affect our business, financial condition or results of operations.

We rely on our supply chain and the supply chain of third parties to provide our products, and such supply chains may fail due to inadequacies in their systems and processes, in execution, and for unforeseen reasons.

We rely on our supply chain and the supply chain of third parties to provide our products (and ingredients or components thereof). These supply chains are complex, and may fail for a variety of reasons, including for example, failure to provide adequate quality control and/or quality assurance in supply chain systems and processes, a lack of coordination between various aspects of the supply chain, failure of logistics providers, and inadequate inventory management and/or order management.

In addition, our supply and the supply chain of third parties who provide our products (and ingredients or components thereof) are global in nature, and hence subject to unforeseen problems, including for example, local regulatory risks, currency fluctuations, natural disasters, and economic, social and/or political instability within a particular country or region. If any such supply chain issues occur, we may not be able to fulfill existing or new product orders, which could subject us to contractual claims or adversely affect our business, financial condition or results of operations.

We rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure.

We rely on third parties to perform critical services, including preclinical testing, clinical trial management, regulatory, pharmacovigilance, medical information and logistical services.

These third parties may not be available on acceptable terms when needed or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. This non-compliance may be due to a number of factors, including inadequacies in third-party systems and processes or execution failure. We may also experience unexpected cost increases that are beyond our control. As a result, we may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes us to find alternative third parties may cause a delay, extension or termination of our preclinical studies, clinical trials or the commercialization of our product candidates and we may incur significant costs to replicate data that may be lost. These third parties may also have relationships with other commercial entities, some of which may compete with us. In addition, if such third parties fail to perform their obligations in compliance with regulatory requirements and our protocols, our preclinical studies or clinical trials may not meet regulatory requirements or may need to be repeated and our regulatory filings, such as our marketing authorizations or New Drug Submissions, may not be completed correctly or within the applicable deadlines. As a result of our dependence on third parties, we may face delays or failures outside of our direct control in our efforts to develop and commercialize product candidates.

We rely on third party distributors in many markets to market and sell our products and such third parties may fail to meet their obligations.

We rely on third party distributors to market and sell our products in many markets. These distributors may not meet the minimum contractual sales requirement or the minimum sales target mutually agreed upon by both parties. The inability to meet minimum sales requirement or sales targets may be due to a number of factors, including inadequate resources devoted to sell our products or failure in the distributor’s sales efforts. The distributors may be responsible for negotiating reimbursements from third party payers for the cost of our products. If our distributors cannot achieve acceptable profit margins on our products, they may reduce or discontinue the sale of our products. As a result of our dependence on third party distributors, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Government legislation could adversely impact our ability to obtain product reimbursement and economically price our products and may be difficult to interpret or comply with, resulting in additional costs to conduct our business in certain countries.

In many of the markets we sell to, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of our products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. For example, we are seeking, but have not yet received reimbursement for BRINAVESSTM in several major European markets, including Italy, the United Kingdom and France. There can be no assurance that we will be reimbursed. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If we fail to achieve the listing of our products, it will affect the physicians’ decisions regarding the use of our products.

New and existing government legislation in the markets in which we sell or anticipate selling our products may also be difficult to interpret or comply with. Such difficulties may cause slower product introductions in new countries or the termination of sales of our products in existing countries. Violations of any such legislation may lead to financial penalties, product bans or claims brought by regulatory agencies or local or national governments, all of which would have adverse effects on our business, results of operations and financial condition.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

If we are not able to convince public payors and hospitals to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability of our distribution partners and key account managers to promote and sell our drugs may be limited or denied. If we fail to secure and maintain formulary inclusion for our drugs on favorable terms or are significantly delayed in doing so, we may have difficulty achieving market acceptance of our drugs and our business, results of operations and financial condition could be materially adversely affected.

Our hospital customers may be late in their payments and in some cases may not pay monies owed.

Hospital customers that may purchase our products and product candidates, if approved, generally bill public payors to cover all or a portion of the costs and fees associated with these purchases. Our revenue and financial condition depend on the extent to which our customers are reimbursed for these costs and fees, and the extent to which such payments are made to us according to the timelines required by our contracts or general terms and conditions. Such payments may be delayed or withheld for many reasons, including, but not limited to, regulatory requirements of local and national governments, reimbursement requirements of public payors, the financial condition or access to capital of our customers and public payors or the deterioration of general or local economic conditions. The non-payment or late payment of amounts due from our customers and public payors may impact the timing of receipt of cash, or we may not receive the cash at all which would negatively impact our financial condition. In addition, we may have to increase our allowance for doubtful accounts or write-off accounts receivable, which would also negatively impact our financial position and results of operations. If collectability is not reasonably assured at the time of sale, we may not be able to recognize revenue until cash is collected which would make it difficult to forecast our revenues accurately. We may, as a result, experience significant unanticipated fluctuations in our revenues from period to period. Any failure to achieve anticipated revenues in a period may also cause our stock price to decline.

In addition, many European countries have been severely impacted by the widespread economic recession that began in 2008, the effect of which continues in 2016. Conditions such as a tighter credit environment, declining business and consumer confidence, as well as increased unemployment have contributed to the economic volatility in these regions. As a result of the continued turbulence in Europe, account collection from hospitals in certain regions takes longer now than in the past. Any delay in collection or an inability to collect could have a material adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

The government and regulatory authorities in the United States and in Europe and other markets in which we sell our products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

In recent years, EU, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials.

By way of example, although we do not currently market products in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act, among other things, implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. These and other aspects of the Affordable Care Act may impact reimbursement for prescription drugs in the United States, and other proposals are being considered by the U.S. Congress and States that may impact pricing of prescription drugs in the United States.

While we cannot predict what additional legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our business, financial condition and results of operations.

We rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success depends in part upon our ability to obtain patent protection or patent licenses for our technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any such application for patent protection and patent licenses can be unpredictable.

Our patent portfolio related to vernakalant contains issued United States and European patents (as well as other patents issued worldwide) with composition of matter claims specific to vernakalant and/or claims specific to the use of vernakalant to treat arrhythmia. We no longer have any patent protection related to tirofiban hydrochloride.

It is impossible to anticipate the breadth or degree of protection that patents will afford products developed or sold by us or their underlying technology. Further, countries in which we sell our products may not protect our intellectual property to the same extent as the laws of Europe or the United States, and may lack rules and procedures required for defending our patents. Third parties may attempt to circumvent our patents by means of alternative designs and processes. Third parties may also independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications. There is a risk that any patents issued relating to our products or any patents licensed to us may be successfully challenged or that the practice of our products might infringe the patents of third parties. If the practice of our products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. In addition, disputes may arise as to the rights to know-how and inventions among our employees and consultants who use intellectual property owned by others for the work performed for our company. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.

In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or that confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. We may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

There may be an unauthorized disclosure of a significant amount of confidential information under our control.

We maintain and manage personal information obtained from our customers, as well as confidential information relating to our technology, research and development, production, marketing and business operations and those of our customers and collaborators, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

Clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain.

Before we or our partners can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time consuming. If we find a collaboration partner for the development of vernakalant (oral), the clinical trials are expected to continue for several years, although costs associated with vernakalant (oral) may well be shared with our collaboration partner. The ACT 5 trial for vernakalant (IV) was terminated following a single unexpected serious adverse event of cardiogenic shock experienced by a patient in the study and the development program is currently on clinical hold in the United States. If the FDA removes the clinical hold in the United States and allows us to initiate clinical trials, the proposed scope and duration of the vernakalant (IV) clinical program required to obtain regulatory approval must be agreed to by the FDA. Even if we are able to restart the development program, there can be no assurance that the trials will be feasible or successful. Clinical trials, including the post approval safety study for vernakalant (IV), may be subject to significant delays and their outcome may be negatively affected due to various causes, including:

•	our inability to find collaboration partners;
•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;
•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;
•	delays, suspension, or termination of the clinical trials imposed by the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;
•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;
•	slower than expected rates of patient recruitment and enrollment;
•	uncertain dosing issues;
•	inability or unwillingness of medical investigators to follow our clinical protocols;
•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;
•	delays in enrolling patients in the trial;
•	scheduling conflicts with participating clinicians and clinical institutions;
•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;
•	unforeseen safety issues or side effects;
•	lack of efficacy during the clinical trials;
•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or
•	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry, including Cardiome, have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In October 2010, we announced that patient enrollment in the ACT 5 study of vernakalant (IV) had been suspended and the vernakalant (IV) clinical development program had been placed on clinical hold by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). We are continuing discussions with the FDA regarding the potential path for vernakalant (IV) in the United States; however, we have yet to reach agreement with the FDA. Until such time that we reach a resolution, vernakalant (IV) remains on clinical hold. In the event that we are unable to agree on an executable and mutually acceptable development path, vernakalant (IV) will not receive marketing approval in the United States. We will be required to demonstrate through larger-scale clinical trials that vernakalant (oral) is safe and effective for use in a diverse population before we can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If vernakalant (IV) or vernakalant (oral) fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, our product candidates currently under development.

In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Additionally, sizing of a trial is based on previous experience of response rates in the control group. Failure to accurately predict event rates may lead to a clinical trial being inadequately powered resulting in an insignificant result. Pre-clinical data and the clinical results we have obtained may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

Our industry is subject to health and safety risks.

We produce products for human ingestion. While we take substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Products produced by us may be found to be, or to contain substances that are, harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we could be forced to discontinue production of certain products, which would harm our profitability. We maintain product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits and could have a significant adverse effect on our reputation.

Our approved products may not achieve or maintain expected levels of market acceptance.

Even if we are able to obtain regulatory approvals for our product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

•	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;
•	scope of approved uses and marketing approval;
•	timing of market approvals and market entry;
•	difficulty in, or excessive costs to, manufacture;
•	infringement or alleged infringement of the patents or intellectual property rights of others;
•	availability of alternative products from our competitors;
•	acceptance of the price of our products; and
•	ability to market our products effectively at the retail level.

In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing, arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our Common Shares to decline.

In addition, by the time any products are ready to be commercialized, what we believe to be the market for these products may have changed. Our estimates of the number of patients who may be candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon our key personnel to achieve our business objectives.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales or development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

We are exposed to concentration of credit risk relating to major distribution relationships and customers in certain geographic regions.

We have distribution contracts with certain third parties that contribute to a significant portion of our revenue. Due to the concentration of sales and receivables in these certain distributors, the credit risk associated with these accounts are of particular significance to us. If one or several of these distributors fails to fulfill its payment obligations or reduces their business with us, there may be a material adverse effect on our business, financial condition and results of operations.

Our policies and estimates regarding returns, allowances and chargebacks may reduce revenue in future periods.

Reserves on sales are calculated based on prior experience and best estimates of the impact in subsequent period in accordance with our established policy. We cannot ensure that the adequacy of the reserves or actual product returns, allowances and chargebacks will not exceed the estimates. In particular, our limited direct sales experience with BRINAVESSTM may limit our ability to establish appropriate reserves. Inadequate reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our inventory has a limited shelf life and may require write-downs.

We value inventory for accounting purposes at the lower of cost determined on a first-in, first-out basis, and net realizable value. For inventory which has reached its expiration or that is close to expiration and not expected to be sold, we establish the associated reserve to reflect such inventory cost as it is not expected to be recoverable. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any write-down could have a material adverse effect on our business, financial condition, and results of operations.

We are exposed to risks relating to the write-down of intangible assets, which comprises of a significant portion of our total assets.

A significant amount of our total assets relate to our marketing rights, trade name and patents associated with BRINAVESSTM and AGGRASTAT®. As of December 31, 2015, the carrying value of our intangible assets relating to BRINAVESSTM and AGGRASTAT® was approximately $0.9 million and $13.4 million, respectively. In accordance with U.S. generally accepted accounting principles, we are required to review the carrying value of our intangible assets for impairment periodically or when certain triggers occur. In case of events such as generic competition, our inability to manufacture, or our inability to obtain sufficient raw materials, sales of the related product may decline and impairment in the carrying value of the intangible asset may have occurred. Such impairment will result in a write-down of the intangible asset and the write-down is charged to earnings during the period in which the impairment occurs. The write-down of any intangible assets could have a material adverse effect on our business, financial condition, and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates.

Our loans and a portion of our revenue are denominated in U.S. dollars. However, our business has expanded internationally and, as a result, a significant portion of our revenues and expenses are denominated in Euros, Swiss Francs, British Pounds, Canadian Dollars and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar, such as the recent decline in value of the British Pound following the results of the United Kingdom’s referendum on withdrawal from the European Union, could result in losses from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

If we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with the United States securities laws applicable to United States domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain of the provisions of the United States federal securities laws. For example, the United States proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of United States companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements under the U.S. Securities Act of 1933, as amended (the “Securities Act”), that apply to U.S. companies, and we would no longer be able to utilize the multi-jurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

We are subject to risks inherent in foreign operations.

We intend to continue to pursue international market growth opportunities, such that international sales are likely to continue, at least in the near future, to account for a significant portion of our revenue. We have committed, and intend to commit, significant resources to our international sales and marketing activities. We are subject to a number of risks associated with our international business operations and sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada, Europe and other countries that apply to our international operations, including import and export legislation;
•	increased reliance on third parties to establish and maintain foreign operations;
•	the complexities and expenses of administering a business abroad;
•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;
•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;
•	foreign currency fluctuations;
•	foreign exchange controls and cash repatriation restrictions;
•	tariffs and other trade barriers;
•	difficulties in collecting accounts receivable;
•	differing tax structures and related potential adverse tax consequences;
•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;
•	litigation in foreign court systems;
•	unauthorized copying or use of our intellectual property;

•	cultural and language differences;
•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and
•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures we implement to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

In addition, we are required to comply with export controls, trade restrictions, and economic sanctions imposed by governments around the world with jurisdiction over our operations, which may prohibit or restrict transactions in certain countries and with certain designated persons. In particular, our operations in the United States and U.S. persons working for us are subject to U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which restrict our business dealings with certain countries and parties. Certain of our companies make sales of pharmaceutical products to Iran, and we believe these sales comply with all applicable laws, including the sanctions administered by OFAC. While we believe we are in compliance with applicable economic sanction laws, a violation of such laws may result in criminal or civil penalties, and we may be subject to other liabilities, which could materially adversely affect our business, financial condition or results of operations.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

Two of our subsidiaries, Cardiome UK Limited and Correvio (UK) Ltd., are incorporated in England and Wales, and are the European Union marketing authorization holders for our products. AGGRASTAT®, BRINAVESSTM and EXEMBOL® (argatroban monohydrate) are currently sold in the United Kingdom through our direct sales force. We also have plans to sell additional products in the United Kingdom in the future. On June 23, 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom, as well as for the governments of other European Union member states to consider withdrawal.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs and depress economic activity. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other European Union member states pursue withdrawal, barrier-free access between the United Kingdom and other European Union member states or among the EEA overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and affect our strategy in the U.K. pharmaceutical market.

There are uncertainties with respect to data protection laws in Europe.

From 1998 to 2000, “Safe Harbour Privacy Principles” were developed in order to prevent private organizations within the European Union or the United States, which store customer data, from accidentally disclosing or losing customer information. In July 2000, the European Commission decided that

U.S. companies complying with these principles and which met European Union requirements would fall under the Safe Harbour Privacy Principles.

In October 2015, the Court of Justice for the European Union nullified the Safe Harbor Privacy Principles. In early 2016, German authorities initiated legal proceedings against several companies that were still transferring personal data to the United States under the now invalidated Safe Harbor Privacy Principles. On February 29, 2016, the European Commission unveiled new legal texts which, if approved, would create the EU–U.S. Privacy Shield, which will impose stronger obligations on companies in the United States to protect the personal data of Europeans and stronger monitoring and enforcement by the U.S. Department of Commerce and Federal Trade Commission. These new legal texts are still subject to public comment, and have not been enacted.

We are headquartered in Vancouver, Canada, and have offices in many European countries, as well as an office in the United States. Given the uncertainty associated with the current legal environment for data protection in Europe, it is possible that, despite best efforts, we or any of our third-party distributors, suppliers, manufacturers or regulatory service providers might run afoul of currently developing laws associated with data privacy in Europe. Violations of such laws might subject us to lawsuits, fines, penalties or injunctions that could negatively affect our business, financial condition or results of operations.

Failure to comply with the FCPA, as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the CFPOA, could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g. the United Kingdom’s Bribery Act, the CFPOA and the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical and clinical trials of any products developed by us or our future collaborative partners, if any, and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by Health Canada’s Therapeutic Products Directorate, in the European Union by the EMA and the EU Competent Authorities, and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. The FDA, EMA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time-consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In order to market our future products in the EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations:

•	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union; and
•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

In connection with our pre-clinical studies and clinical trials for vernakalant (IV) and other product candidates, we are required to adhere to extensive regulations established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We, or our future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits.

In addition to the risk of unfavourable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, such as refusals from regulatory authorities to accept our marketing applications for review. We may have limits imposed on us, or clinical trials or our product candidates. Unfavourable results from our clinical data may require us to limit the indications sought in connection with the product candidate or otherwise limit our ability to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy or views during the period of product marketing, product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may be unable to receive required regulatory approvals for product candidates developed by us.

We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations. We cannot predict whether or not regulatory approvals will be obtained for the products we develop or, in the case of products that have been approved in one or more jurisdictions, that those products will be approved in other jurisdictions as well. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval.

Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

Any of our product candidates that receive regulatory approval could be subject to health care regulatory laws and extensive post-market obligations that can affect sales, marketing and profitability.

With respect to any drug candidates for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Any post-approval commitments required by the regulatory agencies as a condition of approval, such as registration studies, may not be feasible. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current good manufacturing practices. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with good manufacturing practices requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable good manufacturing practices requirements. Failure or delay by any manufacturer of our products to comply with good manufacturing practices regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability. We are also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by good manufacturing practices is maintained throughout the distribution network. In addition, we are subject to regulations governing the import and export of our products.

In addition, we are subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of our products and product candidates. Failure to comply with applicable legal and regulatory requirements may result in negative consequences to us, including but not limited to:

•	issuance of warning letters by the FDA or other regulatory authorities;
•	fines and other civil penalties;
•	criminal prosecutions;
•	injunctions, suspensions or revocations of marketing licenses;
•	suspension of any ongoing clinical trials;
•	suspension of manufacturing;
•	delays in commercialization;
•	refusal by the FDA, EMA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;
•	refusals to permit products to be imported or exported to or from the United States, Europe or Canada;
•	restrictions on operations, including costly new manufacturing requirements; and
•	product recalls or seizures.

Although we do not currently market products in the United States, sales and marketing of pharmaceutical products in the United States are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws, fraud and abuse laws, including, without limitation, anti-kickback and false claims statutes, as well as physician payment transparency laws, such as the Physician Payments Sunshine Act. These laws may impact, among other things, any sales, marketing and education programs we may develop in the future and the manner in which we implement any of those programs. In addition, we may be subject to federal and state patient privacy and security laws, such as the federal Health Insurance Portability and Accountability Act of 1996. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. If our or our collaborators’ operations are found to be in violation of any of these laws or any other applicable regulations in connection with marketing and sales of any product candidates for which we obtain regulatory approval, we or our collaborators may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government health care programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial condition.

In the future, the regulatory climate might change due to changes in the FDA, EMA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.

Obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries.

We aim to obtain regulatory approval for our drug candidates in the United States and the European Union, as well as in other countries. To obtain regulatory approval to market any FDA or EMA approved products outside of the United States or European Union, as the case may be, we must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA or EMA approval. The regulatory approval process in other countries may include all of the risks associated with FDA or EMA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States or the European Union, including the risk that our product candidates may not be approved for all indications requested or that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.

Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications or criminal prosecution.

Our business depends heavily on the use of information technologies.

Several key areas of our business depend on the use of information technologies, including sales and marketing, production, manufacturing and logistics, as well as clinical and regulatory matters. Despite our best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into our systems and obtain data relating to our pre-clinical studies, clinical trials, patients using our products or our proprietary information on BRINAVESSTM, AGGRASTAT®, vernakalant (oral) or any of our other products. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our efforts, or those of our third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on our business, operating results and financial condition.

Risks Relating to our Common Shares and the Offering

An investment in the Offered Shares may result in the loss of an investor’s entire investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in Cardiome.

Subsequent offerings will result in dilution to our shareholders.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to securityholders. Exercises of presently outstanding share options may also result in dilution to securityholders.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, our shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The price of our Common Shares has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of life sciences companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our Common Shares. For example, since January 1, 2016, the closing price of our Common Shares on the TSX has ranged from a low of C$5.20 to a high of C$11.00 and the closing price of our Common Shares on the NASDAQ has ranged from a low of US$3.99 to a high of US$7.92.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against the company. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

There is no assurance of a sufficient liquid trading market for our Common Shares in the future.

Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the TSX or the NASDAQ or achieve listing on any other public listing exchange.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

The market price of our Common Shares could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus supplement under U.S. federal securities laws.

We are a corporation organized under the laws of Canada. Most of our directors and officers, as well as the experts named in this prospectus supplement, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus supplement.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our articles of incorporation and by-laws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment;
•	our board of directors can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the board determines; and shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our Common Shares, being lower than it would be without these provisions.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in our Common Shares will likely depend upon any future appreciation in value, if any and our shareholders’ ability to sell our Common Shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

In addition, pursuant to the Term Loan Agreement, we are prohibited from paying any dividends on our Common Shares except that: (a) we may purchase, redeem or acquire our shares with proceeds from a concurrent issue of new shares; and (b) each “Obligor” under the Term Loan Agreement (as such term is defined in the Term Loan Agreement) is permitted to pay dividends to other “Obligors” under the Term Loan Agreement.

We have outstanding stock options and restricted share units which, if exercised or vested, could cause dilution to existing shareholders.

At July 25, 2016, we had 1,965,333 stock options issued and outstanding with a weighted average exercise price of C$5.92 per Common Share and 125,362 restricted share units (“RSUs”) issued and outstanding. Stock options are likely to be exercised when the market price of our Common Shares exceeds the exercise price of such stock options. RSUs will vest when all conditions set forth in our 2014 Restricted Share Unit Plan (the “2014 Restricted Share Unit Plan”) and the applicable grant agreement have either been waived or satisfied. The exercise of such stock options or vesting of RSUs and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate. We may also enter into commitments in the future which would require the issuance of additional Common Shares and we may grant additional share purchase warrants, stock options or RSUs. Any share issuances from our treasury will result in immediate dilution to our existing shareholders’ percentage interest.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of this Offering.

We are incorporating by reference in this prospectus supplement certain information contained in documents filed by us with certain securities regulatory authorities in Canada and filed by us with, or furnished by us to, the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Corporate Secretary at 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7, telephone: (604) 677-6905 and such documents are also available electronically under our profile on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov, as well as through the sources described below under “Where You Can Find Additional Information”.

The following documents are specifically incorporated by reference in and form an integral part of this prospectus supplement:

•	the Annual Information Form;
•	our audited consolidated financial statements as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor’s reports thereon, as filed on SEDAR on March 10, 2016;
•	our management’s discussion and analysis of our financial condition and results of operations for the year ended December 31, 2015, as filed on SEDAR on March 10, 2016;
•	our unaudited interim consolidated financial statements as at and for the three months ended March 31, 2016 and 2015;
•	our management’s discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2016 and 2015;
•	our management information circular dated May 18, 2016, distributed in connection with our annual general meeting of shareholders held on June 21, 2016, as filed on SEDAR on May 25, 2016; and
•	each of the following material change reports:
(i)	our report dated January 15, 2016 with respect to the execution of the Lincoln Park Purchase Agreement with Lincoln Park for sales of up to an aggregate of US$20 million of our Common Shares;
(ii)	our report dated March 10, 2016 with respect to the financial results for our fourth quarter and year ended December 31, 2015;
(iii)	our report dated March 15, 2016 with respect to the filing of a prospectus supplement pertaining to sales under the Lincoln Park Purchase Agreement and the filing of a prospectus supplement pertaining to sales under the Sales Agreement with FBR and MLV;
(iv)	our report dated May 13, 2016 with respect to the financial results for the three months ended March 31, 2016;
(v)	our report dated May 15, 2016 with respect to the execution of an exclusive license agreement with an affiliate of Allergan plc that will result in the commercialization of XYDALBATM in France, the U.K., Germany, Belgium, Nordic nations, certain other European nations (not already partnered), various Middle Eastern nations and Canada; and
(vi)	our report dated June 14, 2016 with respect to the closing of the Term Loan Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by us with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus supplement and before completion of the Offering will also be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the Exchange Act, after the date of this prospectus supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Any statement contained in this prospectus supplement, the accompanying short form base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or therein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying short form base shelf prospectus.

Upon a new annual information form or annual report on Form 20-F and the related audited annual consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with the applicable securities regulatory authorities during the currency of this prospectus supplement or the accompanying short form base shelf prospectus, the previous annual information form or annual report on Form 20-F, the previous audited annual consolidated financial statements and all interim financial statements, annual and quarterly management’s discussion and analyses, material change reports and business acquisition reports filed by us prior to the commencement of our financial year in which the new annual information form or annual report on Form 20-F was filed, no longer shall be deemed to be incorporated by reference herein and therein for the purpose of future offers and sales of the Offered Shares hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying short form base shelf prospectus under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-209606) of which this prospectus supplement and the accompanying short form base shelf prospectus forms a part: (i) powers of attorney from our directors and officers (included on the signature pages of the registration statement); (ii) the consent of KPMG LLP; and (iii) the Underwriting Agreement.

USE OF PROCEEDS

We estimate that the net proceeds from the Offering will be approximately US$27,600,000 after deducting the Underwriting Commission and our estimated fees and expenses. If the Over-Allotment Option is exercised in full, the net proceeds will be approximately US$31,830,000 after deducting the Underwriting Commission and our estimated fees and expenses. The expenses of the Offering will be paid from our general funds. The net proceeds of the Offering represent the total funds available to us from the Offering.

We currently intend to use the net proceeds from the Offering (including any net proceeds received in connection with the Over-Allotment Option) for the in-licensing of dalbavancin, with an estimated cost of approximately US$19.0 million. Of the US$19.0 million, US$13.0 million will be used for the upfront licensing fee payable to Allergan pursuant to the Dalbavancin License Agreement, of which US$5.0 million has been paid to date. The remaining US$8.0 million will be payable in September 2016. In addition, we intend to use US$6.0 million for milestone payments related to pricing reimbursements and launches, expected to be payable in 2017. Any remaining net proceeds from the Offering will be used for general corporate purposes.

We had negative operating cash flow for the financial years ended December 31, 2015 and December 31, 2014. We anticipate that we will continue to have negative cash flow unless our product sales are able to generate a positive cash flow. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. See “Risk Factors — We have a history of negative operating cash flow and may continue to experience negative operating cash flow”.

CONSOLIDATED CAPITALIZATION

Other than: (i) the issuance of Common Shares pursuant to the Offering, (ii) a decrease in deferred consideration of US$0.5 million, and (iii) an increase in the principal portion of long-term debt of US$11.0 million, since March 31, 2016, there have been no material changes in our consolidated share and loan capital. For information on the issuance of shares, see “Prior Sales”.

For information on the issuance of Common Shares pursuant to our 2014 Amended Incentive Stock Option Plan (the “Incentive Stock Option Plan”) and our 2014 Restricted Share Unit Plan, please see “Prior Sales”.

DESCRIPTION OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS SUPPLEMENT

Common Shares

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which Series A Preferred Shares have been assigned special rights and restrictions. As at the date of this prospectus supplement, 20,375,819 Common Shares and no preferred shares are issued and outstanding. In addition, as of the date of this prospectus supplement, there are 1,965,333 Common Shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$5.92 per Common Share and 581,644 Common Shares reserved for future grant or issuance under our Incentive Stock Option Plan. There are also 125,362 Common Shares issuable upon the vesting of RSUs.

All of our Common Shares are of the same class and, once issued, rank equally as to entitlement to dividends (if, as and when declared by the board of directors), voting powers (one vote per Common Share) and participation in assets upon dissolution, liquidation or winding-up. No Common Shares have been issued subject to call or assessment. Our Common Shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and by-laws and in the CBCA.

PLAN OF DISTRIBUTION

This prospectus supplement qualifies the distribution of the Offered Shares from Canada to the United States. The Underwriters will only sell, either directly or through their respective U.S. broker dealer affiliates or agents, the Offered Shares in the United States. No Offered Shares will be sold to Canadian purchasers.

The Offering

We are offering the Offered Shares through the Underwriters named below. Leerink is acting as the sole book-running manager of the Offering and as representative of the Underwriters. We will enter into an Underwriting Agreement with the Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of Offered Shares listed next to its name in the following table:

Underwriters	Number of Offered Shares
Leerink Partners LLC	6,500,000
Canaccord Genuity Inc.	1,750,000
H.C. Wainwright & Co., LLC	1,250,000
Cormark Securities (USA) Limited	500,000
Total:	10,000,000

Pursuant to the Underwriting Agreement, we have agreed to sell and the Underwriters have agreed to purchase on July 29, 2016 10,000,000 Common Shares at a price of US$3.00 per Common Share, payable in cash to us against delivery. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of any domestic or international event or act or occurrence that has materially disrupted, or in the opinion of the Underwriters will in the immediate future materially disrupt, the market for our securities or securities in general and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. However, the Underwriters are not required to take or pay for the Over-Allotment Shares covered by the Over-Allotment Option described below.

The terms of the Offering and the public Offering price of the Offered Shares were determined by arm’s length negotiation among us and the Underwriters.

We have agreed to indemnify the Underwriters, each of their directors and officers and their control persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect of those liabilities, where such indemnification is unavailable.

The Offering is being made only in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States by the Underwriters either directly or through their respective duly registered U.S. broker-dealer affiliates or agents. No Offered Shares will be sold to Canadian purchasers. The Underwriters are offering the Offered Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have applied to list the Offered Shares on the TSX and have notified the NASDAQ of the Offering. Listing on the TSX will be subject to us fulfilling all of the listing requirements of the TSX.

Underwriting Commission

Leerink has advised us that the Underwriters propose initially to offer the Offered Shares to the public at the public Offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.108 per Offered Share. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may subsequently reduce the Offering price to investors, concessions or any other term of the Offering from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by us, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate Offering price paid by investors for the Offered Shares is less than the gross proceeds paid by the Underwriters to us.

The following table shows the public Offering price, Underwriting Commission and proceeds to us before expenses. The information assumes both no exercise and full exercise by the Underwriters of the Over-Allotment Option:

	Per Offered Share	Total
		Over-Allotment Option not exercised	Over-Allotment Option fully exercised
Public Offering price	US$3.00	US$30,000,000	US$34,500,000
Underwriting Commission	US$0.18	US$1,800,000	US$2,070,000
Proceeds, before expenses, to us	US$2.82	US$28,200,000	US$32,430,000

We estimate expenses payable by us in connection with the Offering, other than the Underwriting Commission referred to above, will be approximately US$600,000. We have agreed to reimburse the Underwriters for their reasonable, actual and accountable offering expenses.

Over-Allotment Option

We have granted the Underwriters the Over-Allotment Option, exercisable for 30 days from the date of closing of the Offering, to purchase up to 1,500,000 Over-Allotment Shares at the public Offering price, less the Underwriting Commission. If the Underwriters exercise the Over-Allotment Option, in whole or in part, each Underwriter will be obligated, subject to conditions contained in the Underwriting Agreement, to purchase Over-Allotment Shares proportionate to that Underwriter’s Common Shares purchased, as reflected in the table above.

No Sales of Similar Securities

We, and our executive officers and directors have agreed that, subject to certain exceptions, for a period of 90 days from the date of the Underwriting Agreement, we and they will not, without the prior written consent of Leerink, except in limited circumstances as further set out in the Underwriting Agreement: (i) directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our Common Shares or any securities convertible into, or exercisable or exchangeable for our Common Shares, or make any public announcement of any of the foregoing; (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any of our Common Shares or any securities convertible into, or exercisable or exchangeable for our Common Shares; or (iii) otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our Common Shares or any securities convertible into, or exercisable or exchangeable for our Common Shares.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters and selling group members from bidding for and purchasing our Common Shares. However, Leerink may engage in transactions that stabilize the price of our Common Shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the Offering, the Underwriters may purchase and sell our Common Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of our Common Shares than they are required to purchase in the Offering. “Covered” short sales are sales made in an amount not greater than the Over-Allotment Option. The Underwriters may close out any covered short position by either exercising the Over-Allotment Option or purchasing our Common Shares in the open market. In determining the source of our Common Shares to close out the covered short position, the Underwriters will consider, among other things, the price of our Common Shares available for purchase in the open market as compared to the price at which they may purchase our Common Shares through the Over-Allotment Option. “Naked” short sales are sales in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing our Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of our Common Shares made by the Underwriters in the open market prior to the closing of the Offering.

The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the Underwriting Commission received by it because Leerink has repurchased Common Shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. The Underwriters may conduct these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor any of the Underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The Underwriters may also engage in passive market making transactions in our Common Shares on the NASDAQ in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our Common Shares in the Offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this prospectus supplement and the accompanying short form base shelf prospectus by electronic means, such as e-mail.

Other Relationships

The Underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the Underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Common Shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or
C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares shall require us or Leerink to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Common Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Common Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Common Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, Leerink and each of our and Leerink’s affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of Common Shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Common Shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Common Shares which are the subject of the Offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of Common Shares in circumstances in which an obligation arises for us or the Underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Our outstanding Common Shares are listed on the NASDAQ under the symbol “CRME” and on the TSX under the symbol “COM”.

The transfer agent and registrar for our Common Shares in Canada is Computershare Investor Services Inc. located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9 and 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and, in the United States is Computershare Trust Company, N.A. located at 800 – 350 Indiana Street, Golden, Colorado 80401.

PRIOR SALES

The following table sets forth information in respect of our Common Shares that we issued upon the exercise of options granted under our Incentive Stock Option Plan during the previous twelve-month period:

Exercise Date	Number of Common Shares	Exercise Price
August 14, 2015	3,511	C$5.10
October 13, 2015	18,000	C$1.70
Total	21,511

The following table sets forth information in respect of our Common Shares that we issued upon the vesting of RSUs granted under our 2014 Restricted Share Unit Plan during the previous twelve-month period:

Vesting Date	Number of Common Shares
September 30, 2015	7,246
January 14, 2016	384
February 24, 2016	271
June 22, 2016	18,971
Total	26,872

The following table sets forth information in respect of options to acquire our Common Shares that we granted under our Incentive Stock Option Plan during the previous twelve-month period:

Grant Date	Number of Options	Grant Price
September 25, 2015	10,100	US$9.74
June 21, 2016	475,000	C$6.15
June 21, 2016	75,000	US$4.84
Total	560,100

The following table sets forth information in respect of the RSUs that we granted under our 2014 Restricted Share Unit Plan during the previous twelve-month period:

Grant Date	Number of RSUs
August 7, 2015	4,500
September 8, 2015	500
September 14, 2015	1,500
January 13, 2016	3,000
June 22, 2016	31,282
Total	40,782

The following table sets forth information in respect of our Common Shares that we issued during the previous twelve-month period:

Issuance Date	Number of Common Shares	Issue Price
July 20, 2015	1,895	C$11.61	(1)
July 22, 2015	2,700	C$11.35	(1)
August 13, 2015	2,875,000	US$8.00	(2)
January 12, 2016	48,856	US$8.19	(3)
January 19, 2016	20,000	US$5.33	(4)
January 22, 2016	20,000	US$5.16	(4)
January 26, 2016	20,000	US$5.21	(4)
January 28, 2016	20,000	US$5.21	(4)
February 1, 2016	20,000	US$5.21	(4)
February 4, 2016	20,000	US$5.21	(4)
February 8, 2016	20,000	US$5.36	(4)
February 10, 2016	20,000	US$5.37	(4)
Total	3,088,451

(1)	Common Shares were sold in at-the-market distributions pursuant to our prospectus supplement dated February 18, 2014. The stated issue price represents the average issue price of our Common Shares sold during the day.
(2)	Common Shares were sold pursuant to our short form prospectus dated August 6, 2015.
(3)	Common Shares were issued to Lincoln Park as consideration for entering into the Lincoln Park Purchase Agreement at a price of approximately US$8.19 per share.
(4)	Common Shares were sold to Lincoln Park pursuant to our prospectus supplement dated January 12, 2016.

No other Common Shares, preferred shares, debt securities or warrants, or securities exchangeable or convertible into our Common Shares, preferred shares, debt securities or warrants have been issued during the twelve-month period preceding the date of this prospectus supplement.

TRADING PRICE AND VOLUME

Our Common Shares are listed for trading on the TSX under the trading symbol “COM” and on the NASDAQ under the trading symbol “CRME”. The following tables set forth the high and low sale prices and the trading volume for our Common Shares on the TSX and the NASDAQ for each of the months indicated.

Month	Toronto Stock Exchange
	High	Low	Volume
	(C$)	(C$)	(No. of Common Shares)
July, 2015	11.90	10.51	56,774
August, 2015	13.16	11.34	58,502
September, 2015	13.45	11.26	91,396
October, 2015	11.42	10.19	118,357
November, 2015	12.12	10.00	49,687
December, 2015	12.25	9.98	55,391
January, 2016	11.00	6.78	56,320
February, 2016	9.11	6.25	53,944
March, 2016	6.97	4.75	127,002
April, 2016	6.68	5.43	83,098
May, 2016	8.15	5.32	150,044
June, 2016	7.35	6.02	90,870
July, 2016(1)	7.15	6.79	52,634

(1)	From July 1, 2016 to July 25, 2016, the last trading day prior to the date of this prospectus supplement.

On July 25, 2016, the closing price of our Common Shares on the TSX was C$7.02 per share.

Month	NASDAQ
	High	Low	Volume
	(US$)	(US$)	(No. of Common Shares)
July, 2015	9.55	8.25	818,153
August, 2015	10.20	8.37	713,996
September, 2015	10.26	8.33	655,621
October, 2015	9.25	7.43	1,432,046
November, 2015	9.07	7.44	426,461
December, 2015	9.21	6.92	470,945
January, 2016	8.08	4.71	731,129
February, 2016	6.67	4.42	483,861
March, 2016	5.35	3.70	826,669
April, 2016	4.96	4.10	723,030
May, 2016	6.36	4.12	1,549,871
June, 2016	5.66	4.64	740,595
July, 2016(1)	5.75	5.01	319,708

(1)	From July 1, 2016 to July 25, 2016, the last trading day prior to the date of this prospectus supplement.

On July 25, 2016, the closing price of our Common Shares on the NASDAQ was US$5.30 per share.

CERTAIN CANADIAN AND UNITED STATES INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus supplement. This summary addresses only holders who acquire and hold the Offered Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus supplement, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 5% or more of our voting shares, controlled foreign corporations, passive foreign investment companies, persons that hold a Common Share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code, administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be requested, regarding the U.S. federal income tax consequences of the ownership or disposition of the Offered Shares acquired pursuant to this prospectus supplement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of the Offered Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of an entity or arrangement classified as a partnership for U.S. federal income tax purposes may depend on both the partnership’s and the partner’s status and the activities of the partnership. Entities or arrangements classified as partnerships for U.S. federal income tax purposes that are beneficial owners of the Offered Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the ownership and disposition of the Offered Shares acquired pursuant to this prospectus supplement.

Taxation of the Offered Shares

Distributions on the Offered Shares

We have never declared or paid any dividends on our Common Shares and do not intend to pay dividends in the foreseeable future. However, in the event that we do make a distribution with respect to our Common Shares, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any such distribution made to a U.S. Holder (including amounts withheld to pay Canadian withholding taxes) will generally constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in the Offered Shares and thereafter will be treated as gain from the sale or exchange of such Offered Shares. Each U.S. Holder should consult its own tax adviser regarding the tax treatment of any distribution.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date the dividend is included in income by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Provided that we are not treated as a PFIC in the current or prior taxable year, as discussed below, we believe that we are considered to be a “qualified foreign corporation” and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates provided applicable holding period and no-hedging requirements are satisfied. Distributions treated as dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Distributions on the Offered Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of the Offered Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of the Offered Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Offered Shares exchanged therefor. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Offered Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains, but an exception is provided under U.S. Treasury regulations under which certain “active royalty income” is not considered passive income for purposes of determining whether a non-U.S. corporation is a PFIC. For purposes of determining if the non-U.S. corporation is a PFIC, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. In particular, our PFIC status for any taxable year may depend upon the extent to which licensing revenue from our products is considered “active royalty income,” an analysis that raises the uncertainties described above.

We do not believe that we were classified as a PFIC for the 2015 taxable year and, based on current business plans and financial expectations, we do not expect to be classified as a PFIC for the current taxable year or in future taxable years. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If we were classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Offered Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of such Offered Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Offered Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which we were treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Offered Shares as security for a loan may be treated as a taxable disposition of such Offered Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of an Offered Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Offered Share).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which we are treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Corporation.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if we are classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Corporation as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds the Offered Shares. If a U.S. Holder makes a timely QEF election with respect to us, the electing U.S. Holder would be required in each taxable year that we are considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Corporation and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Corporation, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in the Offered Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Offered Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Corporation will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible if the U.S. Holder were an individual).

Alternatively, if we were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Offered Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the availability and advisability of making a protective QEF election in case we or any of our subsidiaries are classified as a PFIC in any taxable year.

If we determine that the Corporation, and any subsidiary in which the Corporation owns, directly or indirectly, 50% or more of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, we intend to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Corporation and any such Subsidiary PFIC. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Corporation and any Subsidiary PFIC.

During any taxable year in which the Corporation or any of its subsidiaries is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Offered Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of the Offered Shares.

Certain Canadian Federal Income Tax Considerations

The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires the Offered Shares pursuant to this prospectus supplement and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length and is not affiliated with us, (ii) acquires and holds the Offered Shares as capital property (iii) is not, and is not deemed to be, a resident of Canada, and (iv) does not use or hold the Offered Shares in carrying on a business in Canada (a “Holder”). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer that carries on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade, all within the meaning of the Tax Act.

This summary is based upon the current provisions of the Canada-United States Income Tax Convention (1980) (“Treaty”), the Tax Act and its regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited by us to a Holder on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of the Treaty or another applicable tax treaty between Canada and the Holder’s country of residence. The rate of withholding tax on dividends paid or credited to a Holder who is resident in the United States for purposes of the Treaty, entitled to benefits under the Treaty, and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a Holder that is a company beneficially owning at least 10% of our voting shares). Holders should consult their own tax advisors regarding the application of the Treaty (or any other applicable tax treaty) to dividends based on their particular circumstances.

Dispositions of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of the Offered Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Shares constitute “taxable Canadian property” to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty (or any other applicable tax treaty).

Provided our Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently:

(i)	the Holder, persons with whom the Holder did not deal at arm’s length, and partnerships in which the Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of our shares; and

(ii)	more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, the Offered Shares may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in particular circumstances.

Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus supplement and the accompanying short form base shelf prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. The shelf registration statement was declared effective by the SEC on March 2, 2016. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the Exchange Act, and in accordance therewith we file with or furnish to the SEC reports and other information. The reports and other information that we file with or furnish to the SEC are prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies. Copies of any documents that we have filed with the SEC may be read at the SEC’s public reference room at Room 1500, 100 F Street N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room.

Additional information about us and our business activities is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	March 1, 2016

CARDIOME PHARMA CORP.

U.S.$250,000,000
Common Shares
Preferred Shares
Debt Securities
Warrants
Subscription Receipts
Units

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to U.S.$250,000,000. The securities may be offered by us or by our securityholders. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

Our common shares are listed on the Nasdaq Stock Market (“Nasdaq”), under the symbol “CRME” and on the Toronto Stock Exchange (“TSX”), under the symbol “COM”. On February 29, 2016, the closing price per share of our common shares was U.S.$5.16 on Nasdaq and C$6.95 on the TSX. Unless otherwise specified in an applicable prospectus supplement, our preferred shares, debt securities, warrants, subscription receipts and units will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our common shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

Our head office is located at 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7 and our registered office is located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, Canada, V7X 1L3.

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investing in our securities involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page 13 of this prospectus.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Effective January 1, 2010, we adopted United States generally accepted accounting principles (“U.S. GAAP”) as the reporting standard for our consolidated financial statements and changed our reporting currency from Canadian dollars to U.S. dollars. Accordingly, the presentation of financial statements may vary in a material way from financial statements prepared in accordance with International Financial Reporting Standards. Unless otherwise indicated, all dollar amounts and references to “$” in our financial statements are to U.S. dollars.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the federal laws of Canada, most of our officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities regulator has approved or disapproved the securities offered hereby or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “$” or “U.S.$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Cardiome” or the “Corporation”, refer to Cardiome Pharma Corp., either alone or together with our subsidiaries.

The names Cardiome, AGGRASTAT® and BRINAVESSTM are our trademarks. Other trademarks, product names and company names appearing in this prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation (collectively, “forward-looking statements”), including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate. Forward-looking statements in this prospectus and the documents incorporated by reference herein include but are not limited to statements relating to:

•	our intention to expand the indications for which we may market AGGRASTAT®;
•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, Europe and other countries;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to integrate Correvio LLC (“Correvio”) into our existing business and realize the anticipated benefits of the acquisition;
•	clinical development of our product candidates, including the results of current and future clinical trials;
•	our ability to enroll patients in our clinical trials;
•	the benefits and risks of our product candidates as compared to others;
•	our maintenance and establishment of intellectual property rights in our product candidates;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our product candidates;
•	our selection and licensing of product candidates;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
•	our creation and maintenance of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	our creation and maintenance of an effective logistics infrastructure for supply and delivery of our approved products;
•	the rate and degree of market acceptance of our products;
•	the pricing of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our retention and hiring of qualified employees in the future;

•	the manufacturing capacity of third-party manufacturers for our product candidates;
•	our ability to maintain or reduce third-party manufacturing costs;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	our intention to continue directing a significant portion of our resources into international sales expansion;
•	our ability to get our products approved for use in hospitals; and
•	government legislation in all countries in which we already, or hope to, sell our products, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements.

Such forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that we will be able to reach agreements with regulatory agencies on executable development programs, the assumption that recruitment to clinical trials will continue at rates similar to our completed trials, the assumption that the regulatory requirements, including patient exposure, for approval of marketing authorization applications/new drug approvals will be maintained, the assumption that genericisation of markets for AGGRASTAT® will proceed according to estimates, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationships with our suppliers and service providers will be maintained, the assumptions relating to the availability of capital on terms that are favourable to us and the assumptions relating to the feasibility of future clinical trials.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. In evaluating these forward-looking statements, prospective purchasers should specifically consider various factors, including the risks outlined under the section “Risk Factors” beginning on page 13 of this prospectus and in the documents incorporated by reference herein. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future events or results expressed or implied by such statements include, but are not limited to, the risks and uncertainties related to the fact that:

•	we will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding;
•	we have a history of significant losses and a significant accumulated deficit;
•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;
•	we may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management;
•	we have a senior secured term loan facility and if we are unable to make our regularly scheduled payments, we could have a covenant violation;
•	we are subject to certain restrictive covenants;
•	we are dependent on two products for substantially all of our current revenues;

•	we are exposed to generic product risk which may result in a decline in sales of AGGRASTAT®;
•	we have substantial competition in the life sciences industry and with respect to our products;
•	we are subject to the risks associated with product liability claims, insurance and recalls;
•	we rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability;
•	we rely on our supply chain and the supply chain of third parties to provide our products, and supply chains may fail due to inadequacies in their systems and processes, in execution and for unforeseen reasons;
•	we rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance, medical information and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure;
•	we rely on third party distributors in many markets to sell our products and such third parties may fail to meet their obligations;
•	government legislation could adversely impact our ability to obtain product reimbursement and economically price our products and may be difficult to interpret or comply with, resulting in additional costs to conduct our business in certain countries;
•	compulsory licensing and/or generic competition may affect our business in certain countries;
•	if we are not able to convince public payors and hospitals to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected;
•	our hospital customers may be late in their payments and in some cases may not pay monies owed;
•	our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means;
•	we rely on proprietary technology, the protection of which can be unpredictable and costly;
•	there may be an unauthorized disclosure of a significant amount of confidential information under our control;
•	clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain;
•	the results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or in the commercial setting;
•	our industry is subject to health and safety risks;
•	our approved products may not achieve or maintain expected levels of market acceptance;
•	we are dependent upon our key personnel to achieve our business objectives;
•	we are exposed to concentration of credit risk relating to major distribution relationships and customers in certain geographic regions;
•	our policies and estimates regarding returns, allowances and chargebacks may reduce revenue in future periods;
•	our inventory has a limited shelf life and may require write-downs;
•	we are exposed to risks relating to the write-down of intangible assets, which comprises a significant portion of our total assets;

•	we may face exposure to adverse movements in foreign currency exchange rates;
•	if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with the United States securities laws applicable to United States domestic issuers;
•	we are subject to risks inherent in foreign operations;
•	failure to comply with the United States Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada) (the “CFPOA”) could subject us to penalties and other adverse consequences;
•	legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations;
•	we have identified a material weakness in our internal control over financial reporting which could, if not remedied, result in material misstatements in our financial statements;
•	our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products;
•	any of our product candidates that receive regulatory approval could be subject to extensive post-market obligations that can affect sales, marketing and profitability;
•	obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries; and
•	our business depends heavily on the use of information technologies.

Other factors are described in detail in our filings with the SEC (available through the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at http://www.sec.gov) and the Canadian securities regulatory authorities (available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com).

Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, as of the date of such documents or, in the case of any prospectus supplement, as of the date of such prospectus supplement, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from our Corporate Secretary at 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7, Telephone: (604) 677-6905 or by accessing the disclosure documents through the Internet on SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	our annual information form dated March 27, 2015, for the fiscal year ended December 31, 2014;
•	our audited consolidated financial statements as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the auditor’s reports thereon, as filed on SEDAR on July 27, 2015;
•	our amended management’s discussion and analysis of our financial condition and results of operations for the year ended December 31, 2014, as filed on SEDAR on July 27, 2015;
•	our unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2015 and 2014, as filed on SEDAR on November 13, 2015;
•	our management’s discussion and analysis of our financial condition and results of operations for the three and nine month periods ended September 30, 2015, as filed on SEDAR on November 13, 2015;
•	our management information circular dated May 12, 2015, distributed in connection with our annual general meeting of shareholders held on June 22, 2015, as filed on SEDAR on May 27, 2015; and
•	each of the following material change reports:
(i)	our report dated March 12, 2015 with respect to the financial results for our fourth quarter and year ended December 31, 2014;
(ii)	our report dated May 13, 2015 with respect to the financial results for our first quarter ended March 31, 2015;
(iii)	our report dated July 9, 2015 with respect to the license and supply agreement with SteadyMed Ltd. (“SteadyMed”) for the commercialization rights to TREVYENT® outside the United States (the “License Agreement”);
(iv)	our report dated August 4, 2015 with respect to the announcement of our bought deal offering of 2,875,000 common shares;
(v)	our report dated August 5, 2015 with respect to the financial results for our second quarter ended June 30, 2015;
(vi)	our report dated August 13, 2015 with respect to the closing of our bought deal offering of 2,875,000 common shares (inclusive of the 375,000 common shares issued pursuant to the exercise in full of the over-allotment option granted to the underwriters) at a price of U.S.$8.00 per common share for aggregate gross proceeds of U.S.$23.0 million;
(vii)	our report dated November 13, 2015 with respect to the financial results for our third quarter ended September 30, 2015; and
(viii)	our report dated January 15, 2016 with respect to the execution of a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) to purchase up to an aggregate of U.S.$20 million of our common shares.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Corporation with a securities commission or similar authority in any province of Canada subsequent to the date of this short form prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers; (iii) the consent of KPMG LLP; and (iv) the form of indenture relating to the debt securities that may be issued under this prospectus. A copy of the form of warrant agreement or subscription receipt agreement, as applicable, will be filed by post-effective amendments or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2015	2014	2013
	U.S.$	U.S.$	U.S.$
Closing	0.7225	0.8620	0.9402
High	0.8527	0.9422	1.0164
Low	0.7148	0.8589	0.9348
Average	0.7820	0.9054	0.9710

	Nine Months Ended September 30
	2015	2014	2013
	U.S.$	U.S.$	U.S.$
Closing	0.7466	0.8922	0.9723
High	0.8527	0.9422	1.0164
Low	0.7455	0.8888	0.9455
Average	0.7936	0.9139	0.9770

On February 29, 2016, the noon exchange rate as quoted by the Bank of Canada was C$1.00 = U.S.$0.7395.

CARDIOME PHARMA CORP.

We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act (“CBCA”) and effected a four-to-one share consolidation. On March 1, 2009, we amalgamated with Cardiome Research and Development (Barbados), Inc. (previously our wholly-owned subsidiary). On March 20, 2009, we registered under the Business Corporations Act (British Columbia) as an extra-provincial company. On April 9, 2013, we effected a five-to-one share consolidation of our common shares and began trading on a post-consolidation basis on April 12, 2013.

The following table lists the principal subsidiaries of Cardiome and their jurisdictions of incorporation or organization. All such entities are 100% owned, directly or indirectly, by Cardiome:

Subsidiary Name	Jurisdiction of Incorporation or Organization
Cardiome International AG	Switzerland
Cardiome UK Limited	United Kingdom
Correvio LLC	Delaware, U.S.A.
Correvio International Sarl	Switzerland
Correvio (UK) Ltd.	United Kingdom

Our registered office is located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, Canada, V7X 1L3 and our head office and principal place of business are located at 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7.

OUR BUSINESS

Cardiome is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESSTM and AGGRASTAT®, which are commercially available in markets outside of the United States, and commercialisation rights to two marketed cardiology products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), in certain European countries. We have also licensed commercialization rights to a drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States.

Description of Our Products

BRINAVESSTM (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESSTM is mentioned as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome patients. AGGRASTAT® has been approved in numerous countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio, a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Both BRINAVESSTM and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network.

ESMOCARD® (esmolol hydrochloride) is available in two presentations including a 10mg/ml solution for injection (branded as ESMOCARD®) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO®). ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial fibrillation or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node — the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised. Data from the Marshfield Epidemiologic Study Area (Wisconsin, U.S.) suggested that the incidence of paroxysmal supraventricular tachycardia is 35 per 100,000 person years and the estimated prevalence is 2.25 per 1000 (Orejarena LA, JACC 1998). In the European Union, the prevalence of atrial fibrillation in adults >55 years of age was estimated to be 8.8 million in 2010 and was projected to rise to 17.9 million by 2060 (Krijthe BP, EHJ 2013).

TREVYENT® is a development stage drug product that combines PatchPump, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

Pursuant to the License Agreement with SteadyMed, SteadyMed granted the Corporation an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of PAH in such regions. Under the License Agreement, SteadyMed will receive U.S.$12.25 million in connection with regulatory and sales milestones, including an upfront payment of U.S.$3 million. Cardiome has agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

Our Strategy

Our core strategy is to create a hospital-based, profitable and sustainable pharmaceutical company through the acquisition, development and commercialization of innovative, cardiovascular products that we believe will help patients, health care providers, and healthcare systems provide safer, more efficacious and cost effective treatments for heart disease. Key elements of our strategy include:

•	Expanding our product offering and product pipeline through in-licensing and/or acquisitions. We continuously evaluate in-licensing and acquisition opportunities that complement our product and operational capabilities. Priority will be given to later-stage or approved product opportunities that could be sold through our European, in-hospital, cardiology sales force.
•	Successfully obtaining approval for vernakalant worldwide. We intend to seek FDA approval to restart the development program for vernakalant (IV) in the United States (which is currently on clinical hold) and to continue to advance the approval and development of vernakalant (IV) elsewhere, and vernakalant (oral) worldwide. We intend to pursue a regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of acute and more chronic forms of atrial fibrillation.
•	Successfully commercializing BRINAVESSTM in currently approved countries. We intend to continue to sell BRINAVESSTM in countries where it is presently approved, marketed and reimbursed. Initially, we intend to focus our sales efforts on promoting BRINAVESSTM product sales in Europe via a fully dedicated direct sales force in Europe. We also intend to seek reimbursement in countries where the product has regulatory approval but has not launched (namely France and Italy) in order to broaden the commercial opportunities for BRINAVESSTM.
•	Continuing to support the worldwide marketing of AGGRASTAT®. We intend to continue to sell AGGRASTAT® in countries where it is presently approved, marketed and reimbursed for as long as these markets are economically viable. Further, we are seeking to expand the indications for which we may market AGGRASTAT® through extension of the indication statement for AGGRASTAT® to include “the reduction of major cardiovascular events in patients with acute myocardial infarction (ST-elevated myocardial infarction) intended for primary percutaneous coronary intervention.” AGGRASTAT® has already been granted this expanded label in some countries.
•	Build Product Offerings in Canada. We intend to continue to sell AGGRASTAT® in Canada and to extend the indication to better align AGGRASTAT®’s Canadian label with its label in Europe, and to more accurately reflect the most recent evidence and actual clinical use, while making the drug more competitive. Further, we intend to build on our Canadian presence through advancing New Drug Submissions for BRINAVESSTM and TREVYENT® in Canada.
•	Launch ESMOCARD® in Italy, France, Spain and Belgium. We have licensed commercial rights for Italy, France, Spain and Belgium from AOP Orphan Pharmaceuticals AG. ESMOCARD® is approved in these countries but is not listed on formularies. Our resources are currently focused on preparing ESMOCARD® for launch by seeking formulary coverage. Once reimbursed, we anticipate commercializing ESMOCARD® using our existing infrastructure.

•	Attain Approval to Commercialize TREVYENT® in Europe, Canada and the Middle East. We licensed TREVYENT® from SteadyMed and anticipate pursuing the regulatory approvals required to launch the product in Europe, Canada and the Middle East in the coming months. We anticipate that TREVYENT® will qualify for abbreviated regulatory pathways, which could allow Cardiome to attain approval to commercialize the product without any additional clinical trials. Cardiome anticipates filing a marketing authorization application to the European Medicines Agency (“EMA”) requesting regulatory approval in 2016.
•	Leveraging external resources. We focus our internal resources on those activities that we believe add or create the most value. We maintain a core team of professionals, consultants and staff with the necessary skill base for our operations, and contract out the specialized work required, such as pharmacovigilance, regulatory, medical information systems, commercial manufacturing and distribution to external organizations.

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks described below before purchasing our securities. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our securities, including our common shares, could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.

Risks Relating to Our Business Operations

We will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require significant additional capital resources to expand our business, in particular the further development of our product candidates, vernakalant (IV) in the United States (and elsewhere) and vernakalant (oral) worldwide. Advancing our product candidates, market expansion of our currently marketed products or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience more generic competition for AGGRASTAT® from other life sciences companies or in more markets than anticipated;
•	we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals for BRINAVESSTM and ESMOCARD® in the various markets where we hope to sell our products;
•	we experience unexpected or increased manufacturing or other supply chain costs;
•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;
•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;
•	we are required to perform additional pre-clinical studies and clinical trials;
•	we consummate suitable business development opportunities;
•	we elect to develop, acquire or license new technologies, products or businesses; or
•	we are required to conduct pharmacoeconomic studies for reimbursement.

We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ours, are unfavourable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our common shares or financial instruments that are exchangeable for, or convertible into, our common shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay our business expansion or our development programs, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

We have a history of significant losses and a significant accumulated deficit.

Although we have been involved in the life sciences industry since 1992, we had, prior to the launch of BRINAVESSTM and the acquisition of AGGRASTAT®, only been engaged in research and development. Before Merck obtained marketing approval for BRINAVESSTM in the European Union, Iceland and Norway in September 2010, and launched BRINAVESSTM in a number of European countries in 2010, none of our product candidates had been approved for marketing or commercialized. Accordingly, we have only recently begun to generate revenue from product sales and have incurred significant operating losses. Net losses for the years ended December 31, 2014 and 2013 were approximately $18.2 million and $16.1 million (excluding the gain on settlement of debt included in net earnings for the year then ended), respectively. Net losses for the nine months ended September 30, 2015 were $17.1 million, compared to $11.7 million for the same period in 2014. At September 30, 2015, our accumulated deficit was $336.0 million. Our losses in 2014 and the nine months ended September 30, 2015 resulted primarily from selling, general and administration costs associated with the Correvio acquisition and the sales and marketing costs required to support the commercialization of BRINAVESSTM, the continued sales of AGGRASTAT® and the payment to SteadyMed for the License Agreement with respect to the commercialization of TREVYENT®. We cannot assure you that we will generate sufficient revenues in the future or achieve profitable operations.

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

We had negative operating cash flow for the financial years ended December 31, 2014 and December 31, 2013. We anticipate that we will continue to have negative cash flow unless our product sales are able to generate a positive cash flow. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to us.

We may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management.

On November 18, 2013, we completed the acquisition of Correvio and its pharmaceutical product AGGRASTAT® in order to obtain the ability to market and sell AGGRASTAT® outside of the United States, as well as the business infrastructure provided by Correvio. We may not be able to fully realize the anticipated future benefits and synergies of the acquisition on a timely basis or at all. The acquisition involves challenges and risks, including risks that the transaction does not advance our business strategy or that we will not realize a satisfactory return. In addition, the seller’s indemnification of us for misrepresentations in representations, breaches of covenants or certain tax matters is capped at the actual consideration paid by us (or U.S.$1 million in some cases). The potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges with respect to intellectual property, product quality, revenue recognition or other accounting practices, taxes, corporate governance and internal controls, regulatory compliance, employee, customer or partner disputes or issues and other legal and financial contingencies could decrease or eliminate the anticipated benefits and synergies of the Correvio acquisition and could negatively affect our future business and financial results.

The overall success of the Correvio acquisition will depend, in part, on our ability to realize the anticipated benefits and synergies from combining and integrating the Correvio business into our existing business including our ability to successfully manage the sales force acquired in the Correvio transaction. Integration of Correvio and AGGRASTAT® requires significant management attention and expansion of our staff in marketing, sales and general and administrative functions. We may have difficulties in the integration of Correvio’s departments, systems, including accounting, human resource and other administrative systems, technologies, books and records, and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by Canadian securities laws and the

Sarbanes-Oxley Act of 2002 and related procedures and policies. If we cannot integrate the acquisition successfully, it could have a material adverse impact on our business, financial condition and results of operations.

As part of our business strategy, we may also continue to acquire additional companies, products or technologies principally related to, or complementary to, our current operations. Any such acquisitions will be accompanied by certain risks including, but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;
•	higher than anticipated acquisition costs and expenses;
•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;
•	disruption of our ongoing business;
•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;
•	diversion of management’s time and attention; and
•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

We have a senior secured term loan facility and if we are unable to make our regularly scheduled payments, we could have a covenant violation.

Under the term loan facility, we are required to make regular monthly payments. To the extent that we are unable to generate sufficient cash flow to make our regularly scheduled payments, this could result in a breach of the facility, which would require us to repay the entire amount of the term loan facility outstanding. This could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain restrictive covenants.

Restrictive covenants in our term loan facility impose financial and other restrictions on us. Under our term loan facility, we must meet specified financial covenants, including carrying a minimum balance of unrestricted cash and cash equivalents or meeting certain revenue targets. To the extent that we are not able to satisfy the requirements in our term loan facility or if we are not in compliance with the specified financial covenants, we may be in breach of the facility, which would require us to repay outstanding amounts. Repaying the entire amount of the term loan facility outstanding could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on two products for substantially all of our current revenues.

Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our products decline in the future, or our cost to manufacture, distribute or market our products increase in the future, our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our common shares to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our common shares could be significant.

We are exposed to generic product risk which may result in a decline in sales of AGGRASTAT®.

AGGRASTAT® is a mature product which is beginning to face generic competition and may experience a decline in product sales in several markets. Competition from generic equivalents that would be sold at a price that is less than the price at which we currently sell AGGRASTAT® could have a materially adverse impact on our business, financial condition and operating results. Our efforts to enhance the marketing of AGGRASTAT® through our direct sales force and to expand the indications for which we may market AGGRASTAT® may not be successful in addressing or mitigating the effect of generic competition.

We have substantial competition in the life sciences industry and with respect to our products.

The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. GP IIb/IIIa inhibitors that AGGRASTAT® competes with include ReoPro from Eli Lilly and Company and Johnson & Johnson/Centocor, Inc., Angiomax from The Medicines Company, Integrilin from Merck & Co., Inc., and MediCure Inc. Antiarrhythmics that BRINAVESSTM competes with include generic competitors such as flecainide, propafenone, ibutilide and amiodarone.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals, distribution and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our product candidates obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel. If we fail to develop new products or enhance our existing products in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

We are subject to the risks associated with product liability claims, insurance and recalls.

Our pharmaceutical products have undergone extensive clinical testing and have been approved by the applicable regulatory authorities prior to sale in the European Union and other countries or regions. Certain aspects of our clinical trials, including the design of the trials, the manufacture and storage of clinical trial material, the enrollment, dosing and follow-up of patients, the recording of trial data and the analysis of results, have been, and may in the future be, sponsored and conducted by third-party academic investigators who have not been under our supervision or control. We have not independently verified or audited the data or clinical trial sites, and may not do so in the future. Despite all reasonable efforts to ensure safety, it is possible that we, our suppliers or our distribution partners may sell products which are defectively manufactured or labeled, contain defective ingredient components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, harmful side effects, physician experience in prescribing our products, failure to adhere to approved labelling, failure to adhere to good clinical practices and good manufacturing practices, or the non-compliance with clinical protocols by us or our academic investigators, the presence of other harmful conditions in a clinical trial, inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and it may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims as a result of the administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down — notably in the United States and other common law jurisdictions — against pharmaceutical companies based on claims for injuries allegedly caused by the use of their products. The expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts) and obtaining indemnification from partners (subject to the terms of each specific agreement). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available or that our reputation is negatively affected as a result.

We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability.

All of our products are manufactured by third parties. The production of our products also requires raw materials obtained from third parties, and the sources and quantities of such raw materials are limited. Aside from contractual rights and remedies pertaining to our agreements, there can be no assurance that our manufacturers or raw material providers will supply sufficient quantities of our products, the products supplied will meet our quality standards, or that the products supplied will be on commercially acceptable terms. Any delays or deficiencies in the supply of products will affect the marketing and sales of our products and might expose us to financial costs, penalties, lawsuits, product recalls or reputational harm. If we were to seek alternative sources of supply, we may not be able to find alternative supply arrangements with commercially reasonable terms or at all. Also, we have committed under certain licensing and collaboration arrangements to supply third party distributors with product. If we are unable to fulfill such obligations, we may be in breach of the respective arrangements and may face financial penalties, lawsuits or other claims, weakened negotiating position in future third party agreement negotiations or reputational harm.

In addition, our third-party drug, device and chemical manufacturers are subject to various regulatory inspections, including those conducted by the U.S. Food and Drug Administration (“FDA”), to ensure strict compliance with good manufacturing practices and other government mandated quality standards regulations. While we are obligated to audit the performance of our third-party contractors, we do not have complete control over their compliance. We could be adversely impacted if our third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may commence enforcement actions, including public warning letters, costly inspections, fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on our business, financial condition, and results of operations.

Our third parties may also be unable to produce required amounts of chemical, drug, and/or devices at a price that has been agreed upon, or which is commercially viable.

We rely on our supply chain and the supply chain of third parties to provide our products, and such supply chains may fail due to inadequacies in their systems and processes, in execution, and for unforeseen reasons.

We rely on our supply chain and the supply chain of third parties to provide our products (and ingredients or components thereof). These supply chains are complex, and may fail for a variety of reasons, including for example, failure to provide adequate quality control and/or quality assurance in supply chain systems and processes, a lack of coordination between various aspects of the supply chain, failure of logistics providers, and inadequate inventory management and/or order management.

In addition, our supply and the supply chain of third parties who provide our products (and ingredients or components thereof) are global in nature, and hence subject to unforeseen problems, including for example, local regulatory risks, currency fluctuations, natural disasters, and economic, social and/or political instability within a particular country or region. If any such supply chain issues occur, we may not be able to fulfill existing or new product orders, which could subject us to contractual claims or adversely affect our business, financial condition or results of operations.

We rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure.

We rely on third parties to perform critical services, including preclinical testing, clinical trial management, regulatory, pharmacovigilance, medical information and logistical services.

These third parties may not be available on acceptable terms when needed or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. This non-compliance may be due to a number of factors, including inadequacies in third-party systems and processes or execution failure. We may also experience unexpected cost increases that are beyond our control. As a result, we may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes us to find alternative third parties may cause a delay, extension or termination of our preclinical studies, clinical trials or the commercialization of our product candidates and we may incur significant costs to replicate data that may be lost. These third parties may also have relationships with other commercial entities, some of which may compete with us. In addition, if such third parties fail to perform their obligations in compliance with regulatory requirements and our protocols, our preclinical studies or clinical trials may not meet regulatory requirements or may need to be repeated and our regulatory filings, such as our marketing authorizations or New Drug Submissions, may not be completed correctly or within the applicable deadlines. As a result of our dependence on third parties, we may face delays or failures outside of our direct control in our efforts to develop and commercialize product candidates.

We rely on third party distributors in many markets to market and sell our products and such third parties may fail to meet their obligations.

We rely on third party distributors to market and sell our products in many markets. These distributors may not meet the minimum contractual sales requirement or the minimum sales target mutually agreed upon by both parties. The inability to meet minimum sales requirement or sales target may be due to a number of factors, including inadequate resources devoted to sell our products or failure in the distributor’s sales efforts. The distributors may be responsible for negotiating reimbursements from third party payers for the cost of our products. If our distributors cannot achieve acceptable profit margins on our products, they may reduce or discontinue the sale of our products. As a result of our dependence on third party distributors, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Government legislation could adversely impact our ability to obtain product reimbursement and economically price our products and may be difficult to interpret or comply with, resulting in additional costs to conduct our business in certain countries.

In many of the markets we sell to, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of our products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. For example, we are seeking, but have not yet received reimbursement for BRINAVESSTM in several major European markets, including Italy, the UK and France. There can be no assurance that we will be reimbursed. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If we fail to achieve the listing of our products, it will affect the physicians’ decisions regarding the use of our products.

New and existing government legislation in the markets in which we sell or anticipate selling our products may also be difficult to interpret or comply with. Such difficulties may cause slower product introductions in new countries or the termination of sales of our products in existing countries. Violations of any such legislation may lead to financial penalties, product bans or claims brought by regulatory agencies or local or national governments, all of which would have adverse effects on our business, results of operations and financial condition.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

If we are not able to convince public payors and hospitals to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability of our distribution partners and key account managers to promote and sell our drugs may be limited or denied. If we fail to secure and maintain formulary inclusion for our drugs on favorable terms or are significantly delayed in doing so, we may have difficulty achieving market acceptance of our drugs and our business, results of operations and financial condition could be materially adversely affected.

Our hospital customers may be late in their payments and in some cases may not pay monies owed.

Hospital customers that may purchase our products and product candidates, if approved, generally bill public payors to cover all or a portion of the costs and fees associated with these purchases. Our revenue and financial condition depend on the extent to which our customers are reimbursed for these costs and fees, and the extent to which such payments are made to us according to the timelines required by our contracts or general terms and conditions. Such payments may be delayed or withheld for many reasons, including, but not limited to, regulatory requirements of local and national governments, reimbursement requirements of public payors, the financial condition or access to capital of our customers and public payors or the deterioration of general or local economic conditions. The non-payment or late payment of amounts due from our customers and public payors may impact the timing of receipt of cash, or we may not receive the cash at all which would negatively impact our financial condition. In addition, we may have to increase our allowance for doubtful accounts or write-off accounts receivable, which would also negatively impact our financial position and results of operations. If collectability is not reasonably assured at the time of sale, we may not be able to recognize revenue until cash is collected which would make it difficult to forecast our revenues accurately. We may, as a result, experience significant unanticipated fluctuations in our revenues from period to period. Any failure to achieve anticipated revenues in a period may also cause our stock price to decline.

In addition, many European countries have been severely impacted by the widespread economic recession that began in 2008, the effect of which continues in 2016. Conditions such as a tighter credit environment, declining business and consumer confidence, as well as increased unemployment have contributed to the economic volatility in these regions. As a result of the continued turbulence in Europe, account collection from hospitals in certain regions takes longer now than in the past. Any delay in collection or an inability to collect could have a material adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

The government and regulatory authorities in the United States, and in Europe and other markets in which we sell our products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our business, financial condition and results of operations.

We rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success depends in part upon our ability to obtain patent protection or patent licenses for our technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any such application for patent protection and patent licenses can be unpredictable.

Our patent portfolio related to vernakalant contains issued United States and European patents (as well as other patents issued worldwide) with composition of matter claims specific to vernakalant and/or claims specific to the use of vernakalant to treat arrhythmia. Our patent portfolio related to tirofiban hydrochloride contains a number of issued patents, although a large number of the patents related to the chemical compound have already expired, and a number of the patents related to the compound in a formulation have similarly already expired or will be expiring within the next few years. We will not have any patent protection once these patents expire.

It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. Further, countries in which we sell our products may not protect our intellectual property to the same extent as the laws of Europe or the United States, and may lack rules and procedures required for defending our patents. Third parties may attempt to circumvent our patents by means of alternative designs and processes. Third parties may also independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications. There is a risk that any patents issued relating to our products or any patents licensed to us may be successfully challenged or that the practice of our products might infringe the patents of third parties. If the practice of our products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. In addition, disputes may arise as to the rights to know-how and inventions among our employees and consultants who use intellectual property owned by others for the work performed for our company. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.

In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or that confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. We may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

There may be an unauthorized disclosure of a significant amount of confidential information under our control.

We maintain and manage personal information obtained from our customers, as well as confidential information relating to our technology, research and development, production, marketing and business operations and those of our customers and collaborators, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

Clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain.

Before we or our partners can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time-consuming. If we find a collaboration partner for the development of vernakalant (oral), the clinical trials are expected to continue for several years, although costs associated with vernakalant (oral) may well be shared with our collaboration partner. The ACT 5 trial for vernakalant (IV) was terminated following a single unexpected serious adverse event of cardiogenic shock experienced by a patient in the study and the development program is currently on clinical hold in the United States. If the FDA removes the clinical hold in the United States and allows us to initiate clinical trials, the proposed scope and duration of the vernakalant (IV) clinical program required to obtain regulatory approval must be agreed to by the FDA. Even if we are able to restart the development program, there can be no assurance that the trials will be feasible or successful. The commencement, continuation and completion of clinical trials, including the post approval safety study for vernakalent (IV) transferred from Merck to us in 2013, may be subject to significant delays and their outcome may be negatively affected due to various causes, including:

•	our inability to find collaboration partners;
•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;
•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials imposed by the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;
•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;
•	slower than expected rates of patient recruitment and enrollment;
•	uncertain dosing issues;
•	inability or unwillingness of medical investigators to follow our clinical protocols;
•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;
•	delays in enrolling patients in the trial;
•	scheduling conflicts with participating clinicians and clinical institutions;
•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;
•	unforeseen safety issues or side effects;
•	lack of efficacy during the clinical trials;
•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or
•	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry, including Cardiome, have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Additionally, sizing of a trial is based on previous experience of response rates in the control group to vernakalant. Failure to accurately predict event rates may lead to a clinical trial being inadequately powered resulting in an insignificant result. Pre-clinical data and the clinical results we have obtained for vernakalant (IV), vernakalant (oral) and other products may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

We will be required to demonstrate through larger-scale clinical trials that vernakalant (oral) is safe and effective for use in a diverse population before we can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If vernakalant (IV) or vernakalant (oral) fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, our product candidates currently under development.

In October 2010, we announced that patient enrollment in the ACT 5 study of vernakalant (IV) had been suspended and the vernakalant (IV) clinical development program had been placed on clinical hold by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). We are continuing discussions with the FDA regarding the potential path for vernakalant (IV) in the United States; however, we have yet to reach agreement with the FDA. Until such time that we reach a resolution, vernakalant (IV) remains on clinical hold. In the event that we are unable to agree on an executable and mutually acceptable development path, vernakalant (IV) will not receive marketing approval in the United States.

Our industry is subject to health and safety risks.

We produce products for human ingestion. While we take substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Products produced by us may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we could be forced to discontinue production of certain products, which would harm our profitability. Cardiome maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits and could have a significant adverse effect on our reputation.

Our approved products may not achieve or maintain expected levels of market acceptance.

Even if we are able to obtain regulatory approvals for our product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

•	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;
•	scope of approved uses and marketing approval;
•	timing of market approvals and market entry;
•	difficulty in, or excessive costs to, manufacture;
•	infringement or alleged infringement of the patents or intellectual property rights of others;
•	availability of alternative products from our competitors;
•	acceptance of the price of our products; and
•	ability to market our products effectively at the retail level.

In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing, arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our common shares to decline.

In addition, by the time any products are ready to be commercialized, what we believe to be the market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon our key personnel to achieve our business objectives.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales or development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

We are exposed to concentration of credit risk relating to major distribution relationships and customers in certain geographic regions.

We have distribution contracts with certain third parties that contribute to a significant portion of our revenue. Due to the concentration of sales and receivables in these certain distributors, the credit risk associated with these accounts are of particular significance to us. If one or several of these distributors fails to fulfill its payment obligations or reduces their business with us, there may be a material adverse effect on our business, financial condition and results of operations.

Our policies and estimates regarding returns, allowances and chargebacks may reduce revenue in future periods.

Reserves on sales are calculated based on prior experience and best estimates of the impact in subsequent period in accordance with our established policy. We cannot ensure that the adequacy of the reserves or actual product returns, allowances and chargebacks will not exceed the estimates. In particular, our limited direct sales experience with BRINAVESSTM may limit our ability to establish appropriate reserves. Inadequate reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our inventory has a limited shelf life and may require write-downs.

We value inventory for accounting purposes at the lower of cost determined on a first-in, first-out basis, and net realizable value. For inventory which has reached its expiration or that is close to expiration and not expected to the sold, we establish the associated reserve to reflect such inventory cost as it is not expected to be recoverable. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any write-down could have a material adverse effect on our business, financial condition, and results of operations.

We are exposed to risks relating to the write-down of intangible assets, which comprises of a significant portion of our total assets.

A significant amount of our total assets relate to our rights related to BRINAVESSTM as well as the AGGRASTAT® and our associated licenses. As of September 30, 2015, the carrying value of our intangible asset relating to BRINAVESSTM and AGGRASTAT® was approximately U.S.$0.9 million and U.S.$13.8 million, respectively. In accordance with U.S. GAAP, we are required to review the carrying value of our intangible assets for impairment periodically or when certain triggers occur. In case of events such as generic competition, our inability to manufacture, or our inability to obtain sufficient raw materials, sales of the related product may decline and impairment in the carrying value of the intangible asset may have occurred. Such impairment will result in a write-down of the intangible asset and the write-down is charged to earnings during the period in which the impairment occurs. The write-down of any intangible assets could have a material adverse effect on our business, financial condition, and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates.

Our loans and a portion of our revenue are denominated in U.S. dollars. However, our business has expanded internationally and, as a result, a significant portion of our revenues and expenses are denominated in Euros, Canadian dollars and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

If we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with the United States securities laws applicable to United States domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are exempt from certain of the provisions of the United States federal securities laws. For example, the United States proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of United States companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

We are subject to risks inherent in foreign operations.

We intend to continue to pursue international market growth opportunities, such that international sales are likely to continue, at least in the near future, to account for a significant portion of our revenue. We have committed, and intend to commit, significant resources to our international sales and marketing activities. We are subject to a number of risks associated with our international business operations and sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada, Europe and other countries that apply to our international operations, including import and export legislation;
•	increased reliance on third parties to establish and maintain foreign operations;
•	the complexities and expenses of administering a business abroad;
•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;
•	foreign currency fluctuations;
•	foreign exchange controls and cash repatriation restrictions;
•	tariffs and other trade barriers;
•	difficulties in collecting accounts receivable;
•	differing tax structures and related potential adverse tax consequences;
•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;
•	litigation in foreign court systems;
•	unauthorized copying or use of our intellectual property;
•	cultural and language differences;
•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and
•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures we implement to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

Failure to comply with the FCPA, as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the CFPOA, could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g. the United Kingdom’s Bribery Act, the CFPOA and the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations). As disclosed in our amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, which was included in our amended Annual Report on Form 40-F/A, subsequent to our filing of our December 31, 2014 Form 40-F, immaterial errors related to our accounting treatment of stock-based compensation for the year ended December 31, 2014 were identified. We did not have controls designed at a sufficient level of precision to determine that generally accepted accounting principles for stock-based compensation were applied in accordance with our written policies for awards granted. Specifically, inputs to spreadsheets, formulas and the design of the spreadsheets were not reviewed in sufficient detail to catch errors which existed. Accordingly there exists a reasonable possibility that a material misstatement in the stock-based compensation expense, accrued liabilities and additional paid-in capital would not be prevented or detected in a timely manner. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has therefore provided a revised conclusion that our internal control over financial reporting was not effective as of December 31, 2014. Our Form 40-F for the year ended December 31, 2014 has been amended to reflect the change in management’s conclusion regarding the effectiveness of our internal control over financial reporting as of December 31, 2014. As a result of the material weakness described above, our Chief Executive Officer and Chief Financial Officer have also concluded that our disclosure controls and procedures (as such term is defined in applicable securities regulations) were not effective at a reasonable assurance level as of December 31, 2014. In addition, our independent auditors, in their report dated March 13, 2015 (July 27, 2015 as to the effects of the material weakness described in Management’s Annual Report on Internal Control over Financial Reporting (revised)), included in our amended Annual Report on Form 40-F/A, expressed an adverse opinion on the effectiveness of our internal control over financial reporting. Management has determined that there were no material misstatements in our audited financial statements for the year ended December 31, 2014; accordingly, the identified material weakness did not result in any adjustments to the amounts reported in our audited financial statements.

We are actively engaged in developing a remediation plan designed to address this material weakness. Specifically, management has completed an in-depth review of all existing options and their accounting is being adjusted, as necessary, to ensure that the awards are considered against appropriate generally accepted accounting principles. Management is also enhancing controls by increasing the level of precision in the review of accounting treatment and related journal entries for new stock-based compensation awards. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results, which could materially and adversely affect our business and results of operations or financial condition, restrict our ability to access the capital markets, harm our reputation or otherwise cause a decline in investor confidence.

Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical and clinical trials of any products developed by us or our future collaborative partners, if any, and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by the TPD, in the European Union by the EMA, and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In connection with our pre-clinical studies and clinical trials for vernakalant (IV) and other product candidates, we are required to adhere to extensive regulations established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We, or our future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits.

In addition to the risk of unfavourable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, such as refusals from regulatory authorities to accept our marketing applications for review. We may have limits imposed on us, or clinical trials or our product candidates. Unfavourable results from our clinical data may require us to limit the indications sought in connection with the product candidate or otherwise limit our ability to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy or views during the period of product marketing, product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may be unable to receive required regulatory approvals for product candidates developed by us.

We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations. We cannot predict whether or not regulatory approvals will be obtained for the products we develop or, in the case of products that have been approved in one or more jurisdictions, that those products will be approved in other jurisdictions as well. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval.

Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

Any of our product candidates that receive regulatory approval could be subject to extensive post-market obligations that can affect sales, marketing and profitability.

With respect to any drug candidates for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Any post-approval commitments required by the regulatory agencies as a condition of approval, such as registration studies, may not be feasible. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current good manufacturing practices. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with good manufacturing practices requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable good manufacturing practices requirements. Failure or delay by any manufacturer of our products to comply with good manufacturing practices regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability. We are also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by good manufacturing practices is maintained throughout the distribution network. In addition, we are subject to regulations governing the import and export of our products.

Sales and marketing of pharmaceutical products are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. In addition, we are subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of our products and product candidates. Failure to comply with applicable legal and regulatory requirements may result in negative consequences to us, including but not limited to:

•	issuance of warning letters by the FDA or other regulatory authorities;
•	fines and other civil penalties;
•	criminal prosecutions;
•	injunctions, suspensions or revocations of marketing licenses;
•	suspension of any ongoing clinical trials;
•	suspension of manufacturing;
•	delays in commercialization;
•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States, Europe or Canada;
•	restrictions on operations, including costly new manufacturing requirements; and
•	product recalls or seizures.

In the future, the regulatory climate might change due to changes in the FDA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.

Obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries.

We aim to obtain regulatory approval for our drug candidates in the United States and the European Union, as well as in other countries. To obtain regulatory approval to market any FDA or EMA approved products outside of the United States or European Union, as the case may be, we must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA or EMA approval. The regulatory approval process in other countries may include all of the risks associated with FDA or EMA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States or the European Union, including the risk that our product candidates may not be approved for all indications requested or that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.

Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications or criminal prosecution.

Our business depends heavily on the use of information technologies.

Several key areas of our business depend on the use of information technologies, including sales and marketing, production, manufacturing and logistics, as well as clinical and regulatory matters. Despite our best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into our systems and obtain data relating to our pre-clinical studies, clinical trials, patients using our products or our proprietary information on BRINAVESSTM, AGGRASTAT®, vernakalant (oral) or any of our other products. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our efforts, or those of our third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on our business, operating results and financial condition.

Risks Relating to Our Common Shares and this Offering

Market for our securities

There is currently no market through which our securities, other than our common shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our preferred shares, debt securities, warrants, subscription receipts and units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell preferred shares, debt securities, warrants, subscription receipts or units purchased under this prospectus. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our common shares, will develop or, if developed, that any such market will be sustained.

Subsequent offerings will result in dilution to our shareholders.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to securityholders. Exercises of presently outstanding share options may also result in dilution to securityholders.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, our shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of our common shares at prices less than the current market price for the common shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The price of our common shares has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of life sciences companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since January 1, 2015, the closing price of our common shares on the TSX has ranged from a low of C$6.25 to a high of C$13.45 and the closing price of our common shares on the Nasdaq has ranged from a low of U.S.$4.42 to a high of U.S.$11.15.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our common shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress the price of our securities, including the price of our common shares, regardless of our results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against the company. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of common shares in the market, or the perception that these sales could occur. Sales of our common shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws.

We are a corporation organized under the laws of Canada. Most of our directors and officers, as well as the experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

If we decide to issue debt securities, such securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our articles of incorporation and by-laws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment;
•	our board of directors can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the board determines; and
•	shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our common shares, being lower than it would be without these provisions.

We will have broad discretion over the use of the net proceeds of an offering of our securities and we may not use these proceeds in a manner desired by our shareholders.

Management will have broad discretion with respect to the use of the net proceeds, if any, from an offering of our securities and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from such an offering in ways that our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our securities, to influence the manner in which the net proceeds of such an offering are used. At the date of this prospectus, we intend to use the net proceeds from an offering of our securities as described under the heading “Use of Proceeds” in this prospectus. However, the our needs may change as our business and industry evolve. As a result, the proceeds to be received in this offering may be used in a manner significantly different from our current expectations.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. As a result, the return on an investment in our common shares will likely depend upon any future appreciation in value, if any and our shareholders’ ability to sell our common shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

We have outstanding stock options and restricted share units which, if exercised or vested, could cause dilution to existing shareholders.

At February 29, 2016, we had 1,472,077 stock options issued and outstanding with a weighted average exercise price of C$5.87 per common share and 133,108 restricted share units (“RSUs”) issued and outstanding. Stock options are likely to be exercised when the market price of our common shares exceeds the exercise price of such stock options. RSUs will vest when all conditions set forth in our 2014 Restricted Share Unit Plan and the applicable grant agreement have either been waived or satisfied. The exercise of such stock options or vesting of RSUs and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we deem appropriate. We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants, stock options or RSUs. Any share issuances from treasury will result in immediate dilution to existing shareholders’ percentage ownership interest in us.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities for working capital, general corporate purposes, and the advancement of our business objectives outlined above under “Our Strategy”. More detailed information regarding the use of proceeds from the sale of securities will be described in any applicable prospectus supplement.

PRIOR SALES

The following table sets forth information in respect of our common shares that we issued upon the exercise of options granted under our incentive stock option plan during the previous twelve month period:

Exercise Date	Number of Common Shares	Exercise Price
March 16, 2015	235	C$1.70
March 16, 2015	25,000	C$8.23
March 16, 2015	25,000	C$1.65
March 16, 2015	30,000	C$2.45
March 16, 2015	10,000	C$1.70
April 24, 2015	1,411	C$5.10
June 30, 2015	517	C$9.21
July 9, 2015	2,708	C$5.10
August 14, 2015	3,511	C$5.10
October 13, 2015	18,000	C$1.70
Total	116,382

The following table sets forth information in respect of our common shares that we issued upon the vesting of RSUs granted under our 2014 Restricted Share Unit Plan during the previous twelve month period:

Vesting Date	Number of Common Shares
September 30, 2015	7,246
January 14, 2016	384
February 24, 2016	271
Total	7,901

The following table sets forth information in respect of options to acquire our common shares that we granted under our incentive stock option plan during the previous twelve month period:

Grant Date	Number of Options	Grant Price
March 26, 2015	260,800	C$10.35
June 1, 2015	50,000	C$11.81
June 22, 2015	62,000	C$11.66
September 25, 2015	10,100	U.S.$9.74
Total	382,900

The following table sets forth information in respect of the RSUs that we granted under our 2014 Restricted Share Unit Plan during the previous twelve month period:

Grant Date	Number of RSUs
March 26, 2015	81,698
May 14, 2015	7,400
June 8, 2015	2,500
June 22, 2015	500
August 7, 2015	4,500
September 8, 2015	500
September 14, 2015	1,500
January 13, 2016	3,000
Total	101,598

The following table sets forth information in respect of our common shares that we issued during the previous twelve month period:

Issuance Date	Number of Common Shares	Issue Price
April 2, 2015	68,252	C$11.96	(1)
April 6, 2015	28,614	C$11.83	(1)
April 7, 2015	13,609	C$11.89	(1)
April 8, 2015	34,363	C$11.93	(1)
April 9, 2015	613	C$11.95	(1)
April 10, 2015	83,874	C$12.07	(1)
April 13, 2015	22,860	C$12.04	(1)
April 14, 2015	83,975	C$11.95	(1)
April 15, 2015	94,924	C$11.80	(1)
July 2, 2015	12,984	C$11.90	(1)
July 6, 2015	16,216	C$11.75	(1)
July 7, 2015	901	C$11.76	(1)
July 20, 2015	1,895	C$11.61	(1)
July 22, 2015	2,700	C$11.35	(1)
August 13, 2015	2,875,000	U.S.$8.00	(2)
January 12, 2016	48,856	U.S.$8.19	(3)
January 19, 2016	20,000	U.S.$5.33	(4)
January 22, 2016	20,000	U.S.$5.16	(4)
January 26, 2016	20,000	U.S.$5.21	(4)
January 28, 2016	20,000	U.S.$5.21	(4)
February 1, 2016	20,000	U.S.$5.21	(4)
February 4, 2016	20,000	U.S.$5.21	(4)
February 8, 2016	20,000	U.S.$5.36	(4)
February 10, 2016	20,000	U.S.$5.37	(4)
Total	3,549,636

(1)	Common shares were sold in at-the-market distributions pursuant to our prospectus supplement dated February 18, 2014. The stated issue price represents the average issue price of our common shares sold during the day.
(2)	Common shares were sold pursuant to our short form prospectus dated August 6, 2015.
(3)	Common shares were issued to LPC as consideration for entering into the Purchase Agreement at a price of approximately U.S.$8.19 per share.
(4)	Common shares were sold to LPC pursuant to our prospectus supplement dated January 12, 2016.

No other common shares, preferred shares, debt securities, warrants, subscription receipts, units or securities exchangeable or convertible into common shares, preferred shares, debt securities, warrants, subscription receipts or units have been issued during the twelve month period preceding the date of this prospectus.

MARKET FOR SECURITIES

Our common shares are listed for trading on the TSX under the trading symbol “COM” and on the Nasdaq under the trading symbol “CRME”. The following tables set forth the high and low sale prices and the trading volume for our common shares on the TSX and the Nasdaq for each of the months indicated.

	Toronto Stock Exchange
Month	High	Low	Volume
	(C$)	(C$)	(No. of Common Shares)
February, 2015	12.90	11.22	116,241
March, 2015	12.54	9.77	242,764
April, 2015	12.39	9.96	82,836
May, 2015	12.00	9.63	71,818
June, 2015	12.40	10.86	72,447
July, 2015	11.90	10.51	56,774
August, 2015	13.16	11.34	58,502
September, 2015	13.45	11.26	91,396
October, 2015	11.42	10.19	118,357
November, 2015	12.12	10.00	49,687
December, 2015	12.25	9.98	55,391
January, 2016	11.00	6.78	56,320
February, 2016	9.11	6.25	53,944

On February 29, 2016, the closing price of our common shares on the TSX was C$6.95 per share.

	Nasdaq
Month	High	Low	Volume
	(U.S.$)	(U.S.$)	(No. of Common Shares)
February, 2015	10.44	8.95	1,046,434
March, 2015	10.08	7.75	2,460,643
April, 2015	10.17	8.27	1,709,172
May, 2015	9.67	7.98	1,658,067
June, 2015	10.04	8.72	1,217,154
July, 2015	9.55	8.25	818,153
August, 2015	10.20	8.37	713,996
September, 2015	10.26	8.33	655,621
October, 2015	9.25	7.43	1,432,046
November, 2015	9.07	7.44	426,461
December, 2015	9.21	6.92	470,945
January, 2016	8.08	4.71	731,129
February, 2016	6.67	4.42	483,861

On February 29, 2016, the closing price of our common shares on the Nasdaq was U.S.$5.16 per share.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year or preferred shares under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CONSOLIDATED CAPITALIZATION

Other than: (i) the issuance of 18,000 common shares pursuant to the exercise of stock options, 48,856 common shares as a commitment fee to LPC under the Purchase Agreement and 160,000 common shares pursuant to sales under the Purchase Agreement, and (ii) a decrease in deferred consideration of US$0.8 million, and a decrease in long-term debt of US$1.7 million, since September 30, 2015, there have been no material changes in our consolidated share and loan capital. For information on the issuance of shares, see “Prior Sales”.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which, Series A Preferred Shares have been assigned special rights and restrictions. As of February 29, 2016, we had 20,356,848 common shares and no preferred shares of any series issued and outstanding. In addition, as of February 29, 2016, there were 1,472,077 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$5.87 per common share and 1,072,495 common shares reserved for future grant or issuance under our stock option plan. There are also 133,108 common shares issuable upon the vesting of restricted share units of the Company.

Common Shares

All of our common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per common share) and participation in assets upon dissolution, liquidation or winding-up. No common shares have been issued subject to call or assessment. Our common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and by-laws and in the CBCA.

Preferred Shares

We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities section, “we”, “us”, “our”, or “Cardiome” refer to Cardiome Pharma Corp. but not to its subsidiaries.

This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the CBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

•	the title of the debt securities;
•	the aggregate principal amount of the debt securities;
•	the percentage of principal amount at which the debt securities will be issued;
•	whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;
•	whether the payment of the debt securities will be guaranteed by any other person;
•	the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
•	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;
•	the place or places we will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;
•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;
•	whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;
•	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;
•	the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$1,000 and any multiple of U.S.$l,000 and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;
•	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our common shares or other property;
•	whether payments on the debt securities will be payable with reference to any index or formula;

•	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;
•	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;
•	the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;
•	any changes or additions to events of default or covenants;
•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;
•	whether the holders of any series of debt securities have special rights if specified events occur;
•	any mandatory or optional redemption or sinking fund or analogous provisions;
•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;
•	rights, if any, on a change of control;
•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and
•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

Our board of directors may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•	issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;
•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or
•	issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Merger, Amalgamation or Consolidation

The indenture will provide that we may not consolidate with or amalgamate or merge with or into any other person, enter into any statutory arrangement with any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;
•	the successor person (if not us) assumes all of our obligations under the debt securities and the indenture; and
•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debt securities and the indenture.

Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, or Canadian Taxes, unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts, or the additional amounts, as may be necessary so that the net amount received by a holder of the debt securities after such withholding or deduction will not be less than the amount such holder of the debt securities would have received if such Canadian Taxes had not been withheld or deducted (a similar payment will also be made to holders of the debt securities, other than excluded holders (as defined herein), that are exempt from withholding but required to pay tax under Part XIII of the Income Tax Act (Canada), or the ITA, directly on amounts otherwise subject to withholding); provided, however, that no additional amounts will be payable with respect to a payment made to a holder of the debt securities, or an excluded holder, in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for purposes of the ITA) at the time of the making of such payment;
•	which is subject to such Canadian Taxes by reason of the debt securities holder’s failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;
•	which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or
•	which is subject to such Canadian Taxes because it is not entitled to the benefit of an otherwise applicable tax treaty by reason of the legal nature of such holder of the debt securities.

We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will pay all taxes, interest and other liabilities which arise by virtue of any failure of us to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. We will furnish to the holder of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

Whenever in the indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or any other payment under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or could be payable in respect thereof.

The foregoing obligations shall survive any termination, defeasance or discharge of the indenture.

Tax Redemption

If and to the extent specified in the applicable prospectus supplement, the debt securities of a series will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) we determine that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable prospectus supplement if any date is so specified, we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Additional Amounts” or (b) on or after a date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series and (2) in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay such additional amounts were a payment in respect of the debt securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect.

In the event that we elect to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem the debt securities of such series pursuant to their terms.

Provision of Financial Information

We will file with the trustee, within 20 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

•	within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and
•	within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not we have any of the debt securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

•	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;
•	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;
•	we fail to make any required sinking fund or analogous payment for that series of debt securities;
•	we fail to observe or perform any of the covenants described in the section “— Merger, Amalgamation or Consolidation” for a period of 30 days;
•	we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;
•	a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to this prospectus or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$5,000,000 and 2% of our shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;
•	certain events involving our bankruptcy, insolvency or reorganization; and
•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal and interest and premium, if any, of the debt securities of the series; or
•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;
•	the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

•	we will be discharged from the obligations with respect to the debt securities of that series; or
•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;
•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and
•	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;
•	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and
•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;
•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;
•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;
•	change the place or currency of any payment;
•	affect the holder’s right to require us to repurchase the debt securities at the holder’s option;
•	impair the right of the holders to institute a suit to enforce their rights to payment;
•	adversely affect any conversion or exchange right related to a series of debt securities;
•	change the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or
•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

•	evidence our successor under the indenture;
•	add covenants or surrender any right or power for the benefit of holders;
•	add events of default;
•	provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;
•	establish the forms of the debt securities;
•	appoint a successor trustee under the indenture;
•	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;
•	cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;
•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or
•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate and appoint CT Corporation System, 111 Eighth Avenue, New York, New York, 10011, as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of most of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of common shares, or equity warrants, or for the purchase of debt securities, or debt warrants. We will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the applicable prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be offered for sale.

Subject to the foregoing, we may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in Canada (other than Québec) and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of equity warrants;
•	the price at which the equity warrants will be offered;
•	the currency or currencies in which the equity warrants will be offered;
•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;
•	the number of common shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each equity warrant;
•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;
•	whether we will issue fractional shares;
•	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;
•	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;
•	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;
•	whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the equity warrants; and
•	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of debt warrants;
•	the price at which the debt warrants will be offered;
•	the currency or currencies in which the debt warrants will be offered;
•	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;
•	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;
•	the principal amount of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;
•	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;
•	the minimum or maximum amount of debt warrants that may be exercised at any one time;
•	whether the debt warrants will be subject to redemption, and, if so, the terms of such redemption provisions;
•	material U.S. and Canadian federal income tax consequences of owning the debt warrants; and
•	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts that are exchangeable for our equity securities and/or other securities. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement. This description will include, without limitation, where applicable:

•	the number of subscription receipts;
•	the price at which the subscription receipts will be offered;
•	the terms, conditions and procedures for the exchange of the subscription receipts into or for our equity securities and/or other securities;
•	the number of our equity securities and/or other securities that may be issued or delivered upon exchange of each subscription receipt; and
•	whether the subscription receipts will be issued in fully registered or global form.

Our equity securities and/or other securities issued or delivered upon the exchange of subscription receipts will be issued for no additional consideration.

The subscription receipts will be issued under a subscription receipt agreement that will provide purchasers of subscription receipts with, among other things, a contractual right of rescission as further described below under the heading “Purchasers’ Statutory Rights”.

DESCRIPTION OF UNITS

The following description sets forth certain general terms and provisions of units to which any prospectus supplement may relate.

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued, if any, may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and
•	whether the units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

SELLING SECURITYHOLDERS

Our common shares may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our common shares by selling securityholders will include the following information:

•	the names of the selling securityholders;
•	the number or amount of our common shares owned, controlled or directed by each selling securityholder;
•	the number or amount of our common shares being distributed for the account of each selling securityholder;
•	the number or amount of securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and
•	whether our common shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (ii) in connection with an acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered by us will set forth the terms of the offering of our securities, including:

•	the name or names of any underwriters, dealers or other placement agents;
•	the number and the purchase price of, and form of consideration for, our securities;
•	any proceeds to us; and
•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, the Nasdaq or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Corporation.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our common shares by certain selling securityholders.

The selling securityholders may sell all or a portion of our common shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our common shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our common shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	sales pursuant to Rule 144 under the U.S. Securities Act;
•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our common shares in the course of hedging in positions they assume. The selling securityholders may also sell our common shares short and deliver our common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge our common shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our common shares from time to time pursuant to this prospectus or any supplement to this prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate our common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our common shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our common shares is made, a prospectus supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of our common shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our common shares to engage in market-making activities with respect to our common shares. All of the foregoing may affect the marketability of our common shares and the ability of any person or entity to engage in market-making activities with respect to our common shares.

Once sold under the shelf registration statement, of which this prospectus forms a part, our common shares will be freely tradable in the hands of person other than our affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP was appointed as our auditor at our annual and special meeting of shareholders held on June 12, 2006. KPMG LLP is located at 900 – 777 Dunsmuir Street, P.O. Box 10426 Pacific Centre, Vancouver, British Columbia, Canada, V7Y 1K3. KPMG LLP has reported on our fiscal 2013 and 2014 audited consolidated financial statements, which have been filed with the securities regulatory authorities and incorporated by reference herein. KPMG LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Our transfer agent and the registrar for our common shares in Canada is Computershare Investor Services Inc. located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9 and 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and, in the United States is Computershare Trust Company, N.A. located at 800 – 350 Indiana Street, Golden, Colorado 80401.

AGENT FOR SERVICE OF PROCESS

Each of Harold Shlevin, W. James O’Shea, Mark Corrigan, and Robert J. Meyer (collectively, the “Non-Canadian Directors”), reside outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Non-Canadian Directors	Cardiome Pharma Corp. 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding common shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the CBCA. Most of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Corporation’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

10,000,000 Common Shares

Sole Book-Running Manager

Leerink Partners

Co-Managers

Canaccord Genuity  H.C. Wainwright & Co.  Cormark Securities